As filed with the Securities and Exchange Commission on December 3, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Aramark

(Exact name of registrant as specified in its charter)

Delaware	5812	20-8236097
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Aramark Tower

1101 Market Street

Philadelphia, Pennsylvania 19107

(215) 238-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen R. Reynolds, Esq.

Executive Vice President, General Counsel and Secretary

Aramark Tower

1101 Market Street

Philadelphia, Pennsylvania 19107

(215) 238-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Joseph H. Kaufman, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Daniel J. Zubkoff, Esq. Douglas S. Horowitz, Esq. Timothy B. Howell, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price per Share(1)(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	25,875,000	$29.26	$757,102,500	$87,975.32

(1)	Includes shares to be sold upon exercise of the underwriters’ option. See “Underwriting (Conflicts of Interest).”
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock on November 26, 2014 as reported on the New York Stock Exchange.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor do we or the selling stockholders seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December 3, 2014

22,500,000 Shares

Common Stock

The selling stockholders named in this prospectus are offering 22,500,000 shares of our common stock. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “ARMK.” On December 1, 2014, the last sale price of our common stock as reported on the New York Stock Exchange was $29.63 per share.

After completion of this offering, certain stockholders will continue to beneficially own a majority of the voting power of all outstanding shares of our common stock. As a result, we will continue to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Principal and Selling Stockholders.”

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to selling stockholders	$	$
	$	$

(1) See the section titled “Underwriting (Conflicts of Interest)” for a description of the compensation payable to the underwriters.

Certain of the selling stockholders have granted the underwriters an option to purchase up to 3,375,000 additional shares of common stock at the public offering price, less the underwriting discount. If this option is not exercised in full, the shares will be purchased from these selling stockholders on a pro rata basis.

Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 15 of this prospectus and in our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 (which document is incorporated by reference herein) to read about factors you should consider before making a decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2014.

Goldman, Sachs & Co.	J.P. Morgan	Credit Suisse	Morgan Stanley

The date of this prospectus is                     , 2014

You should rely only on the information contained in this prospectus, including the documents incorporated by reference in this prospectus, or in any free writing prospectuses related hereto that we have prepared. We have not authorized anyone to provide you with different information and we and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell or seeking offers to buy these securities in any state or jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus, or the documents incorporated by reference in this prospectus, is accurate as of any date other than the date on the front of this prospectus.

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STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains and incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current views as to future events, development and results with respect to, without limitation, conditions in our industry, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy under “Prospectus Summary” in this prospectus and under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business” in our Annual Report on Form 10-K for the fiscal year ended October 3, 2014, filed with the SEC on December 2, 2014. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “outlook,” “aim,” “anticipate,” “are confident,” “estimate,” “expect,” “will be,” “will continue,” “will likely result,” “project,” “intend,” “plan,” “believe,” “see,” “look to” and other words and terms of similar meaning or the negative versions of such words in connection with a discussion of future operating or financial performance. Forward-looking statements speak only as of the date made. All statements we make relating to our estimated and projected earnings, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus and in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended October 3, 2014, including, without limitation, in conjunction with the forward-looking statements included and incorporated by reference in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include without limitation:

•	unfavorable economic conditions;

•	natural disasters, global calamities, pandemics, sports strikes and other adverse incidents;

•	the failure to retain current clients, renew existing client contracts and obtain new client contracts;

•	a determination by clients to reduce their outsourcing or use of preferred vendors;

•	competition in our industries;

•	increased operating costs and obstacles to cost recovery due to the pricing and cancellation terms of our food and support services contracts;

•	the inability to achieve cost savings through our cost reduction efforts;

•	our expansion strategy;

•	the failure to maintain food safety throughout our supply chain, food-borne illness concerns and claims of illness or injury;

•	governmental regulations including those relating to food and beverages, the environment, wage and hour and government contracting;

•	liability associated with noncompliance with applicable law or other governmental regulations;

•	changes in, new interpretations of or changes in the enforcement of the government regulatory framework;

•	currency risks and other risks associated with international operations, including Foreign Corrupt Practices Act, U.K. Bribery Act and other anti-corruption law compliance;

•	continued or further unionization of our workforce;

•	liability resulting from our participation in multiemployer defined benefit pension plans;

•	risks associated with suppliers from whom our products are sourced;

•	disruptions to our relationship with, or to the business of, our primary distributor;

•	the inability to hire and retain sufficient qualified personnel or increases in labor costs;

•	healthcare reform legislation;

•	the contract intensive nature of our business, which may lead to client disputes;

•	seasonality;

•	our leverage;

•	the inability to generate sufficient cash to service all of our indebtedness;

•	debt agreements that limit our flexibility in operating our business;

•	potential conflicts of interest between our Controlling Owners (as defined herein) and us; and

•

other factors set forth under the heading “Risk Factors” in this prospectus and under the headings “Risk Factors,” “Legal Proceedings” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended October 3, 2014.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus and in the documents incorporated by reference herein. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements contained in this prospectus or incorporated by reference. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, changes in our expectations, or otherwise, except as required by law.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “Aramark,” “the Company” and similar terms refer to Aramark and its subsidiaries and references to “Parent” refer to Aramark and not any of its subsidiaries.

Our fiscal year ends on the Friday nearest September 30 in each year. In this prospectus, when we refer to our fiscal years, we say “fiscal” and the year number, as in “fiscal 2014,” which refers to our fiscal year ended October 3, 2014. In addition, “client” refers to those businesses and other organizations which engage us to provide services. “Consumers” refers to those consumers of our services, such as employees, students and patrons, to whom our clients provide us access.

We present Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA, as defined under “Prospectus Summary—Summary Consolidated Financial Data,” as non-U.S. Generally Accepted Accounting Principles, or non-GAAP, financial measures in various places throughout this prospectus. Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are supplemental measures used by management to measure operating performance. Our presentation of Adjusted Net Income, Adjusted Operating Income and Adjusted

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under generally accepted accounting principles in the United States (“U.S. GAAP”). We use Adjusted Net Income as a supplemental measure of our overall profitability because it excludes the impact of the non-cash amortization of certain intangible assets and depreciation of property and equipment that were created at the time of our 2007 going-private transaction (the “2007 Transaction”), share-based compensation expense and other costs that are not indicative of our ongoing operational performance. Similarly, we use Adjusted Operating Income and Adjusted EBITDA as supplemental measures of our operating profitability and to evaluate and control our cash operating costs because they exclude the impact of the items noted above relating to the calculation of Adjusted Net Income that are not indicative of our ongoing operational performance. We believe the presentation of Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance.

Because Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are not measures determined in accordance with U.S. GAAP and are susceptible to varying calculations, we caution investors that these measures as presented may not be comparable to similarly titled measures of other companies. Under “Prospectus Summary—Summary Consolidated Financial Data” herein, we include a quantitative reconciliation of Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA to the most directly comparable U.S. GAAP financial performance measure, which is net income.

MARKET AND INDUSTRY DATA

The data included in this prospectus or used in documents incorporated by reference into this prospectus regarding our industry and market opportunity, including the size of certain sectors and geographies, our position and the position of our competitors within these sectors and geographies and the portion of the market opportunity that is currently outsourced, are based on management estimates, which were derived using our management’s knowledge and experience in the sectors and geographies in which we operate, our own internal estimates and research, industry and general publications and research, and surveys and studies conducted by third parties. We believe these estimates to be accurate as of the date of this prospectus. However, these estimates may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before making your investment decision. You should read the entire prospectus carefully, including the matters discussed under the caption “Risk Factors” and the detailed information that is incorporated into this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 (including without limitation the “Risk Factors” section included in such Form 10-K). This prospectus contains references to years 2014, 2013 and 2012, which represent fiscal years ended October 3, 2014, September 27, 2013 and September 28, 2012, respectively, unless the context otherwise requires. In this prospectus our “Annual Report” refers to our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 that we filed with the SEC on December 2, 2014 and that is incorporated herein by reference. See the “Where You Can Find More Information” section of this prospectus for a further discussion of incorporation by reference.

Following this offering, we will continue to be a “controlled company” under the New York Stock Exchange corporate governance standards, and as a result, will continue to rely on exemptions from certain corporate governance requirements. See “Risk Factors.”

Our Company

We are a leading global provider of food, facilities and uniform services to education, healthcare, business and industry and sports, leisure and corrections clients. Our core market is North America, which is supplemented by an additional 20-country footprint serving many of the fastest growing global geographies. We hold the #2 position in North America in food and facilities services and uniform services based on total sales in fiscal 2014. Internationally, we hold a top 3 position in food and facilities services based on total sales in fiscal 2014 in most countries in which we have significant operations, and are one of only 3 food and facilities competitors with our combination of scale, scope, and global reach. Through our established brand, broad geographic presence and approximately 269,500 employees, we anchor our business in our partnerships with thousands of education, healthcare, business, sports, leisure and corrections clients. Through these partnerships we serve millions of consumers including students, patients, employees, sports fans and guests worldwide. The scope and range of our services are evidenced by the following:

•	We provide services to 89% of the Fortune 500

•	We serve over 500 million meals annually to approximately 5 million students at colleges, universities, and K-12 schools

•	We service over 2,000 healthcare facilities, collectively representing over 75 million patient days annually

•	We cater to approximately 100 million sports fans annually through our partnerships with 149 professional and collegiate teams

•	We put over 2 million people in uniforms each day

•	We operate in 22 countries in North America, Europe, Asia and South America

Our mission is to “Deliver experiences that enrich and nourish lives.” This mission is anchored in a set of goals, which we refer to as our core values, that guide our execution in the marketplace:

•	Sell and Serve with Passion. Placing clients and consumers at the center of all that we do by listening and responding to their needs with service focused on quality and innovation

•	Set Goals. Act. Win. Maintaining a culture of accountability where performance matters and exhibiting leadership that achieves and exceeds expectations through our execution

•	Front-Line First. Providing our front-line employees with tools and training that empower them to deliver excellence at the point of service to thousands of consumers and clients every day

•	Integrity and Respect Always. High ethical standards are the cornerstone of the Aramark brand and help us earn the trust of our key constituents

We strive to accomplish this mission through a repeatable business model founded on five principles of excellence—selling, service, execution, marketing and operations. Our commitment to these values has earned us numerous awards and recognitions; we have been named one of the “World’s Most Admired Companies” by Fortune Magazine in the category of Diversified Outsourcing Services every year since 1999 and we are recognized as one of the “World’s Most Ethical Companies” by the Ethisphere Institute.

We operate our business in three reportable segments that share many of the same operating characteristics: Food and Support Services North America, or FSS North America, Food and Support Services International, or FSS International, and Uniform and Career Apparel, or Uniform. The following chart provides a brief overview of our reportable segments (dollars in millions):

(1)	Fiscal 2014 operating income excludes $215.0 million of unallocated corporate expenses.
(2)	Based on fiscal 2014 total sales.
(3)	We have significant operations in the following countries: China, Chile, Germany, Ireland, Japan, Spain and the UK. We believe we hold top 3 positions in all of these countries except Spain.

Within our reportable segments, our business is generally focused around key client types—Education, Healthcare, Business & Industry, Sports & Leisure and Corrections.

(1)	Based on fiscal 2014 total sales.

We believe that our broad range of services, diversified client base, global reach and repeatable business model position us well for continued growth and margin expansion opportunities, although there can be no assurance that we will continue to grow. In fiscal 2014, we generated $14.8 billion of sales, $149 million of net income and $1.3 billion of Adjusted EBITDA. As of October 3, 2014, we had $5.4 billion of total debt. Please see “—Summary Consolidated Financial Data” for a reconciliation of Adjusted EBITDA to net income.

Our History and Recent Accomplishments

Since our founding in 1959, we have broadened our service offerings and expanded our client base through a combination of organic growth and acquisitions, with the goal of further developing our food, facilities and uniform capabilities, as well as growing our international presence.

On January 26, 2007, we delisted from the New York Stock Exchange (the “NYSE”) in conjunction with a going-private transaction executed with investment funds affiliated with GS Capital Partners, CCMP Capital Advisors, LLC, J.P. Morgan Partners, LLC, Thomas H. Lee Partners, L.P. and Warburg Pincus LLC as well as approximately 250 senior management personnel.

In May 2012, Eric Foss became the new CEO and President of our company. Previously, Mr. Foss was the CEO of Pepsi Beverages Company and was Chairman and CEO of the publicly-traded Pepsi Bottling Group. Under Mr. Foss’ leadership at our company, we have introduced a number of initiatives designed to accelerate revenue and profit growth and expand margins.

On December 17, 2013, we completed an initial public offering of our common stock at a price to the public of $20.00 per share. In the initial public offering, we issued and sold 28,000,000 shares of common stock and the selling stockholders in the initial public offering offered and sold 13,687,500 shares of common stock, including 5,437,500 shares of common stock pursuant to the exercise in full of the underwriters’ option to purchase additional shares. Our initial public offering raised net proceeds to us, after deducting underwriters’ discounts and commissions and expenses payable by us, of $524.1 million, which was used to repay $370.0 million of outstanding term loans under our senior secured credit facilities and $154.1 million of outstanding borrowings under the revolving credit facilities constituting part of our senior secured credit facilities. We did not receive any of the proceeds from the sale of the shares sold by the selling stockholders in our initial public offering. Our common stock began trading on the NYSE under the ticker symbol “ARMK” on December 12, 2013.

On May 9, 2014, Parent changed its name from ARAMARK Holdings Corporation to Aramark and ARAMARK Corporation changed its name to Aramark Services, Inc.

Our Market Opportunity

We operate in large and highly fragmented markets. We believe that the global food and support services market and the North American uniform and career apparel market is approximately $900 billion. As only approximately 50% of this opportunity is outsourced, we believe that there is a substantial potential for growth by winning business with educational and healthcare institutions, businesses, sports and leisure facilities and correctional facilities that currently provide these services in-house. We expect that demand for increased outsourced services will continue to be driven by shifting client imperatives, including: the need to focus on core businesses, the desire to deliver a high level of consumer satisfaction, the pursuit of reduced costs and the attractiveness of consolidating services with a single provider. We believe our provision of these services is increasingly important to our clients’ achievement of their own missions.

The food and support services market is highly fragmented, with the five largest competitors capturing only 10% of the global market. We believe that larger service providers are better positioned to win a disproportionate amount of the business that is converted from self-operated services as clients seek services from partners with the scale and sophistication necessary to drive consumer satisfaction and increase operational efficiency. There can be no assurance that the number of outsourcing opportunities will increase or that our sales will increase if they do.

Our core geographic market is North America, which we believe will remain an attractive opportunity due to the favorable underlying economic conditions, stability and opportunities for profitable growth, and growing trend towards outsourcing. We continue to focus on the Education and Healthcare sectors, which are only approximately 30% outsourced, and have increased as a percentage of GDP, representing significant growth opportunities. While cost reduction continues to be a key consideration, we believe that clients’ decisions are increasingly driven by other benefits associated with outsourcing as they recognize that providing higher quality, more efficient food and facilities services is critical to driving satisfaction of their key constituents: students and faculty, patients, employees and sports fans.

We also operate in select, high growth, emerging markets in Asia and South America. The GDP of the countries making up these markets grew at approximately 8.8% in 2013, although GDP growth in Asia generally slowed from prior years. The economic growth in these countries is driven by factors such as rising discretionary income and increased investment in growth sectors such as mining, education and healthcare. Additionally, we estimate emerging markets are approximately 70% self-operated, making them highly attractive opportunities for outsourcing expansion. While we anticipate that economic conditions in Europe will continue to remain challenging, our operations are concentrated in Germany, the UK and Ireland, where we hold top 3 positions.

Our Strengths

We believe the following competitive strengths are key to our continued success:

Leader in a Large, Fragmented and Growing Market

We are a global market leader in the large, fragmented and growing food, facilities and uniform services industries. We believe that we have developed our leadership positions through using our experience and client and consumer knowledge to provide service offerings to our clients that allow our clients to focus on their core business. These leadership positions provide us with economies of scale, allow us to attract and retain industry talent and we believe position us to compete effectively for new business opportunities. We believe that clients are increasingly interested in service providers with a broad geographic reach and a breadth of service offerings.

Favorable Geographic, Sector and Service Mix

We have the global reach and capability to deliver our services in 22 countries around the world, which represent approximately 65% of the world’s GDP. We believe that our leading position in our core North America market will remain a principal growth driver. Also, utilizing the skills and experience we have developed over decades of service in the North American market, we have established positions in strategic emerging markets in Asia and South America. Our sales in emerging markets have increased at an annual rate of approximately 12% over the last five years, and represent 8.3% of our total sales in 2014 versus 5.7% in 2008. We believe that our expanding presence in these geographies will become increasingly important for our overall growth. In Europe, we have a selective position concentrated in Germany, the UK and Ireland.

We serve a large and diversified client base across a wide range of sectors and businesses, including Education, Healthcare, Business & Industry and Sports, Leisure and Corrections, with no single client accounting for more than 2% of 2014 sales (other than collectively a number of U.S. government entities). The Education and Healthcare sectors, which together contributed 44% of our 2014 sales globally, represent attractive growth opportunities for us due to their size and low penetration.

We believe that the breadth of our service capabilities and ability to innovate position us well to meet evolving consumer needs and address our clients’ increasing desire to conduct business with an experienced single provider of multiple services. Clients rely on us to provide a variety of services, from offering safe living and working environments for miners to patient transportation services for healthcare clients to convenience stores on college campuses.

Longstanding Client Relationships

Our leading positions, scale and breadth of product offering enable us to continue to grow our business through higher penetration into existing clients and cross-selling of additional services. We have long-lasting relationships with our clients as evidenced by our approximately 94% annual retention rate and an average client relationship of approximately 10 years. We believe we are able to maintain these strong relationships year after year by providing services that help our clients focus on their own mission and also improve satisfaction of their key constituencies: employees, students and faculty, patients and sports fans. We believe that this is increasingly important for our clients as, for example, businesses compete for employees, colleges compete for students and hospitals compete for patients. Given that only 10% of our current clients utilize both food and facilities services, we believe substantial opportunities remain for us to provide additional services to our existing client base.

Further, we aim to increase the per capita spending of our target consumers and expand the participation rates of these populations in our existing service offering, through innovative marketing and merchandising programs. We continuously innovate our existing services to better meet our clients’ evolving needs. We use our consumer insights and other research to increase our awareness of market trends, client needs and consumer preferences.

Improving Profitability with Significant Cash Flow Generation

We have in the past and continue to implement a number of programs and tools designed to increase our profitability, including enhanced management of our key costs—food, labor and overhead—through SKU rationalization (a consolidation of product categories for our purchases), standardization of portion sizes, waste control, enhanced labor scheduling, turn-over reduction and SG&A discipline, among others. Because of the leverage inherent in our business model, we believe the implementation of these measures will increase our profitability. Since instituting these new productivity initiatives in 2012, we have seen positive momentum in our performance. During fiscal 2014, we achieved year-over-year growth in our Adjusted Operating Income of 12% and sales growth of 6%. Please see “—Summary Consolidated Financial Data” for a reconciliation of Adjusted Operating Income to net income.

We believe our business mix allows us to deliver consistent profitability in most macroeconomic environments and our high mix of variable costs allows us to react quickly to changing conditions in our day to day operations. We have historically generated significant cash flow as a result of our consistent profitability and limited working capital and capital expenditure requirements. Our net capital expenditures in the last 5 years have averaged only 2.6% of sales. In the economic downturn in 2009, for example, our cash flow actually increased as lower capital expenditures and a reduction in working capital more than offset an earnings decline. Although net capital expenditures increased in fiscal 2014 to approximately 3.5% of sales due to several key client renewals, new business and higher technology spending, we believe that the relatively low average capital investment requirements of our business position us to continue to generate significant cash flow, which should give us the flexibility to reduce debt, pursue strategic acquisitions and return capital to our stockholders.

Experienced Management Team

Our management team consists of long-tenured leaders with significant industry experience along with outside leaders with significant Fortune 500 management, consumer/retail and food industry experience. Our CEO and President, Eric Foss, is an experienced Fortune 500 public company CEO. Since joining our company in 2012, he has introduced an integrated strategy focusing on growth, productivity, people and delivering on financial commitments. The average tenure of our principal operating leaders is 15 years, with individual tenure ranging from 34 years to one year. Our remaining senior management team and business unit presidents’ tenure averages approximately 12 years. We have a long history of broad management ownership dating back to the 1980s, and our management team collectively has a significant equity position in Aramark.

Our Strategies

Through the following growth and operational strategies, we seek to provide the highest quality food, facilities and uniform services to our clients and consumers through a consistent, repeatable business model founded on five principles of excellence—selling, service, execution, marketing and operations.

Grow Our Base Business

•    Drive Incremental Revenue from Existing Clients

We intend to increase penetration within our existing client base. We believe our ideas and innovations are a key differentiating factor for us in winning new business at existing clients. We believe that opportunities exist to increase penetration in each of our major service lines—food service, facilities service and uniform service. In each of our sectors we have identified the top items that drive demand and have established standardized frameworks at the location level to maximize results.

Currently, 10% of our clients use both our food and facilities services. We believe that having an on-site team successfully providing one service positions us well to expand the services we provide. An example of a recent success is American University, where we have been providing facilities services since 2001 and recently won the dining business from a competitor based on our strategic vision for the campus and the local management teams that have consistently delivered high quality services.

•    Increase Client Retention Rates

We have historically experienced high and consistent client retention rates. In 2014, our client retention rate was 94%. We believe that our front-line focus and emphasis on satisfying our clients’ needs enable us to increase the quality of our operations. Our service orientation is centered on creating a culture of excellence. We believe that providing our front-line employees with tools and training that empower them to improve the quality and breadth of service that they provide clients will drive client and consumer loyalty, enabling us to increase our retention rates and enhance profitability for our stockholders.

Grow New Business

•    Expand New Business Through Selling Excellence

Our platform for growing new business is centered on understanding our clients’ needs, creating innovative service offerings that meet those needs and selling our services with passion. We believe that our market leadership and extensive industry experience position us to capitalize on the large, under-penetrated and growing food, facilities and uniform services markets. We believe that the current rates of penetration will increase as more businesses and organizations continue to see the benefits of outsourcing non-core activities. There can be no assurance that the current rates of penetration of outsourcing for the food, facilities and uniform services markets will increase or that our sales will increase if they do.

We are particularly focused on the Education and Healthcare sectors due to their lower level of economic sensitivity and strong growth. Despite recent economic weakness, total spending on Education and Healthcare has increased as a percentage of total GDP. Additionally, we believe the addressable Education and Healthcare sectors represent opportunities of $87 billion and $31 billion, respectively, and are only approximately 30% outsourced to third party providers, which provides a significant opportunity for further growth.

•    Increase Our Presence in Emerging Markets

The favorable growth characteristics and relatively low outsourcing rates in emerging market regions present a substantial opportunity for accelerated growth. Our emerging markets presence currently consists of 8 countries across Asia and South America and represented 8.3% of our total sales in 2014. Our growth strategy in select emerging market geographies is focused on three initiatives: supporting existing clients as they expand into emerging markets, growing in geographies in which we already operate profitably, and entering new geographies where we have identified attractive prospects for profitable expansion. Over the last several years, our China business has experienced significant growth, including 15% growth in 2014, and we believe that we are well positioned to utilize deep industry and country experience to continue to expand in this key geography. Additionally, we are focused on growing our presence in South America, where we held the #2 position in Chile and the #1 position in Argentina based on 2014 total sales. Given the scale and coordination required to successfully execute a multinational contract, we believe we are one of a very small group of global companies currently capable of competing for these contracts within emerging markets.

•    Pursue Strategic Acquisitions

We anticipate that continued consolidation in the global food, facilities and uniform services markets will create opportunities for us to acquire businesses with complementary geographic and service offering profiles. We intend to continue strengthening our existing business through selective, accretive acquisitions that will solidify our position, enhance and expand our service capabilities, further develop our differentiated positions, or allow us to enter into high growth geographies. We have a history of acquisitions, which we have integrated into our existing operations while achieving targeted synergies with minimal client losses. For example, in fiscal 2012 we acquired Filterfresh, a leader in providing quality office refreshment services to employees in the workplace, and in fiscal 2011 we acquired Masterplan, a clinical technology management and medical equipment maintenance company, which expanded our capability to service all levels of hospital clinical technology and strengthened our position in a key sector within the North American market. Both acquisitions were integrated into larger, similar existing Company operations.

Accelerate Margin Expansion through Operational Excellence

We have been implementing a disciplined process to achieve operational excellence and capture productivity for growth through a standard, repeatable business model. To achieve this, we are investing in the systems, tools and training utilized by our front-line employees, and establishing quality standards and processes to more efficiently manage our food, merchandise, labor, and above-unit costs. Additionally, our scale and operating leverage allow us to effectively manage these costs, which together accounted for 78% of our operating costs in fiscal 2014. We are also incorporating automated, standardized and centralized processes that have resulted in the reduction of overhead costs through the elimination of redundancies in our finance and HR functions.

The implementation of these initiatives has led to increased profitability, a portion of which we are reinvesting in our business to achieve additional growth and margin expansion. This reinvestment is focused on two primary goals: improving the efficiency of standard tools and selling resources, and continuing to recruit, train and develop employees to maintain our culture of high performance. Through continued reinvestment in our business, we expect to both increase our ability to execute upon our core strategies and maintain our operational excellence.

Company Information

Aramark is organized under the laws of the State of Delaware. Our business traces its history back to the 1930s.

Our executive offices are located at Aramark Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107. Our website is www.aramark.com. Please note that our Internet website address is provided as an inactive textual reference only. Information on our website does not constitute part of this prospectus.

The Offering

Common stock offered by the selling stockholders	22,500,000 shares

Option to purchase additional shares	Certain of the selling stockholders have granted the underwriters an option to purchase up to 3,375,000 additional shares. The underwriters could exercise this option at any time within 30 days from the date of this prospectus. If this option is not exercised in full, the shares will be purchased from these selling stockholders on a pro rata basis.

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock in this offering.

Dividend policy	On February 4, 2014, we declared cash dividends of $0.075 per share on the outstanding shares of our common stock, which were paid on March 11, 2014 to shareholders of record on the close of business on February 18, 2014. On May 6, 2014, we declared cash dividends of $0.075 per share on the outstanding shares of our common stock, which were paid on June 9, 2014 to shareholders of record on the close of business on May 19, 2014. On August 6, 2014, we declared cash dividends of $0.075 per share on the outstanding shares of our common stock, which were paid on September 9, 2014 to shareholders of record on the close of business on August 19, 2014. On November 11, 2014, we declared a cash dividend of $0.08625 per share on the outstanding shares of our common stock, payable on December 16, 2014 to holders of record of our common stock on November 25, 2015 (the “December 2014 Dividend”). Settlement of shares purchased in this offering will occur following the record date for the December 2014 Dividend. Holders of record as of November 25, 2014 will be entitled to receive the December 2014 Dividend and will be responsible for any related tax obligation. We intend to continue to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. Our ability to pay dividends on our common stock is limited by the covenants of our senior secured credit facilities and the indenture governing our senior notes and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy” in this prospectus and “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividends” in our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 incorporated by reference herein.

Controlled company (Conflicts of interest)	After the completion of this offering, certain stockholders will continue to control a majority of the voting power of our outstanding common stock. As a result, we will continue to be a “controlled company” within the meaning of the NYSE corporate governance standards. In addition, our amended and restated certificate of incorporation provides that none of the Controlling Owners (as defined herein) or any of their affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. See “Description of Capital Stock—Conflicts of Interest.”

Risk factors	You should read the “Risk Factors” section of this prospectus, and the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 incorporated by reference herein, for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

New York Stock Exchange symbol	“ARMK”

Conflicts of interest	Goldman, Sachs & Co. and J.P. Morgan Securities LLC and/or their respective affiliates each own in the aggregate in excess of 10% of our issued and outstanding common stock. As a result they are deemed to have a “conflict of interest” with us within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“Rule 5121”). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. In accordance with that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering because a bona fide public market exists for our common stock. Any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. See “Underwriting (Conflicts of Interest).”

The number of shares of our common stock to be outstanding following this offering is based on 234,462,317 shares of common stock outstanding as of November 28, 2014 and excludes:

•

26,386,283 shares issuable upon the exercise of options to purchase shares outstanding as of November 28, 2014 with a weighted average exercise price of $13.73 per share; 3,132,204 restricted stock units; 1,468,870 performance stock units; and 228,702 director deferred stock units; and

•	18,636,917 shares reserved for future issuance following this offering under our share-based compensation plans.

Unless otherwise noted, the information in this prospectus reflects and assumes no exercise by the underwriters of their option to purchase additional shares.

Summary Consolidated Financial Data

The following table sets forth summary consolidated financial data as of the dates and for the periods indicated. The summary consolidated financial data for the fiscal years 2014, 2013 and 2012 have been derived from our consolidated financial statements incorporated by reference herein from our Annual Report on Form 10-K for the fiscal year ended October 3, 2014, which have been audited by KPMG LLP.

The financial data set forth in this table should be read in conjunction with the sections of our Annual Report titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” as well as with our audited consolidated financial statements and related notes that are also included in our Annual Report.

	Fiscal year(1)
	2014	2013	2012
(dollars in millions, except per share data)
Statement of operations data:
Sales	$14,833	$13,946	$13,505
Costs and expenses:
Cost of services provided	13,364	12,662	12,191
Depreciation and amortization	522	542	529
Selling and general corporate expenses	383	228	203

Operating income	564	514	582
Interest and other financing costs, net	335	424	457

Income from continuing operations before income taxes	229	90	125

Provision for income taxes	80	19	18

Income from continuing operations(2)	149	71	107

Loss from discontinued operations, net of tax(2)	—	(1)	—

Net income	149	70	107

Less: Net income attributable to noncontrolling interests	—	1	3

Net income attributable to Aramark stockholders	$149	$69	$104

Per share data:
Basic:
Income from continuing operations	$0.66	$0.35	$0.51
Loss from discontinued operations	—	(0.01)	—

Net income attributable to Aramark stockholders	$0.66	$0.34	$0.51

Diluted:
Income from continuing operations	$0.63	$0.34	$0.49
Loss from discontinued operations	—	(0.01)	—

Net income attributable to Aramark stockholders	$0.63	$0.33	$0.49

Cash dividend per share(3)	$0.23	$—	$—
Statement of cash flows data:
Net cash provided by/(used in):
Operating activities	$398	$696	$692
Investing activities	(505)	(385)	(482)
Financing activities	108	(336)	(287)

	Fiscal year(1)
	2014	2013	2012
(dollars in millions, except per share data)
Balance sheet data (at period end):
Cash and cash equivalents	$112	$111	$137
Total assets	10,456	10,267	10,487
Total debt (including current portion of long term debt)(4)	5,446	5,824	6,009
Total equity(3)	1,718	904	967
Other financial data (unaudited):
Adjusted Net Income(5)	$359	$262	$206
Adjusted Operating Income(5)	878	781	746
Adjusted EBITDA(5)	1,270	1,168	1,122
Capital expenditures, net of disposals	517	382	343

(1)

Fiscal years 2014, 2013 and 2012 refer to the fiscal years ended October 3, 2014, September 27, 2013 and September 28, 2012, respectively. Fiscal 2014 is presented on a 53-week basis, as fiscal 2014 contained an extra week, or a 53rd week. Fiscal years 2013 and 2012 are presented on a 52-week basis.

(2)	During fiscal 2011, the Company completed the sale of its wholly-owned subsidiary, Galls, for approximately $75.0 million in cash. Galls is accounted for as a discontinued operation. Galls’ results of operations have been removed from the Company’s results of continuing operations for all periods presented where applicable.
(3)	During fiscal 2014, the Company paid cash dividends totaling $52.2 million ($0.075 per share during the second, third and fourth quarter of fiscal 2014). On October 29, 2012, the Company completed the spin-off of its majority interest in Seamless North America, LLC, an online and mobile food ordering service, to its stockholders in the form of a dividend. Each stockholder received one share of the common stock of Seamless Holdings, a newly formed company created to hold its former interest in Seamless North America, LLC, for each share of our common stock held as of the record date.
(4)	In the second quarter of fiscal 2013, the Company completed a refinancing, repurchasing Aramark Services, Inc.’s outstanding 8.50% Senior Notes due 2015 and Senior Floating Rate Notes due 2015 and the Company’s 8.625% / 9.375% Senior Notes due 2016. The Company refinanced that debt with new term loan borrowings under its senior secured credit facilities and the issuance of its senior notes.
(5)	We use Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA as supplemental measures to evaluate our performance. Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are not measurements of financial performance under generally accepted accounting principles in the United States, or U.S. GAAP. Adjusted Net Income represents net income adjusted to eliminate the impact from discontinued operations, net of tax; the amortization of acquisition-related customer relationship intangible assets and depreciation of property and equipment resulting from the 2007 Transaction; share-based compensation; the effect of currency translation; severance and other charges; the effects of acquisitions and divestitures; branding; initial public offering-related expenses, including share-based compensation; gains, losses and settlements relating to certain transactions; and the effects of refinancing on interest and other financing costs, less the tax impact of these adjustments. Adjusted Operating Income represents Adjusted Net Income further adjusted to exclude the impact from income taxes and interest and other financing costs, net. Adjusted EBITDA represents Adjusted Operating Income further adjusted to exclude the impact of all other depreciation and amortization expense.

The following table presents a reconciliation of certain non-GAAP financial measures used in this prospectus. A directly comparable U.S. GAAP measure to Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA is net income. Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are reconciled from net income as follows:

	Fiscal year
	2014	2013	2012
(unaudited, dollars in millions)
Net Income (as reported)	$149	$70	$107
Adjustment:
Loss from Discontinued Operations, net of tax	—	1	—
Amortization of Acquisition-Related Customer Relationship Intangible Assets and Depreciation of Property and Equipment Resulting from the 2007 Transaction(a)	130	155	153
Share-Based Compensation(b)	47	19	16
Effect of Currency Translation(c)	—	(6)	—
Severance and Other Charges(d)	54	113	5
Effects of Acquisitions and Divestitures(e)	(2)	(5)	—
Branding(f)	27	1	—
Initial Public Offering-Related Expenses, including share-based compensation(g)	56	—	—
Gains, Losses and Settlements impacting comparability(h).	2	(10)	(10)
Effects of Refinancing on Interest and Other Financing Costs, net(i)	26	40	—
Tax Impact of Adjustments to Adjusted Net Income	(130)	(116)	(65)

Adjusted Net Income	$359	$262	$206
Adjustment:
Tax Impact of Adjustments to Adjusted Net Income and Interest Adjustments	104	76	65
Provision for Income Taxes	80	19	18
Interest and Other Financing Costs, net	335	424	457

Adjusted Operating Income	$878	$781	$746
Adjustment:
Amortization of Acquisition-Related Customer Relationship Intangible Assets and Depreciation of Property and Equipment Resulting from the 2007 Transaction	(130)	(155)	(153)
Depreciation and Amortization	522	542	529

Adjusted EBITDA	$1,270	$1,168	$1,122

(a)	Amortization of acquisition related customer relationship intangible assets and depreciation of property and equipment resulting from the 2007 Transaction—adjustments to eliminate the change in amortization and depreciation resulting from the purchase accounting applied to the January 26, 2007 going-private transaction executed with investment funds affiliated with GS Capital Partners, CCMP Capital Advisors, LLC and J.P. Morgan Partners, LLC, Thomas H. Lee Partners, L.P. and Warburg Pincus LLC as well as approximately 250 senior management personnel.

(b)	Share-based compensation—adjustments to eliminate compensation expense related to the Company’s issuances of share-based awards and the related employer payroll tax expense incurred by the Company when employees exercise in the money stock options or vest in restricted stock awards. This adjustment excludes the expense related to the modification of missed year options in connection with the initial public offering which are included in the initial public offering and related expenses adjustment noted below.

(c)	Effect of currency translation—adjustments to eliminate the impact that fluctuations in currency translation rates had on the comparative results by presenting the periods on a constant currency basis.

(d)	Severance and other charges—adjustments to eliminate severance expenses and other costs incurred in the applicable period such as costs incurred to start-up our Business Service Center in Nashville, TN, organizational streamlining initiatives, goodwill impairments and asset write-offs and other transformational initiatives.

(e)	Effects of acquisitions and divestitures—adjustments to eliminate the impact that acquisitions and divestitures had on the comparative periods by only presenting the acquired or divested businesses for the same periods of time in each period of the comparison.

(f)	Branding—adjustments to eliminate the expenses incurred in the period for the Aramark rebranding, such as costs related to the logo redesign, painting of trucks, changing signage, advertising, an internal new brand roll-out meeting, including travel and lodging expenses for company employees to attend this meeting.

(g)	Initial public offering and related expenses—adjustments to eliminate non-cash compensation expense related to the modification of missed year options in connection with the initial public offering, bonuses paid to select senior management individuals related to the successful completion of the initial public offering and other costs attributable to the completion of the initial public offering.

(h)	Gains, losses and settlements impacting comparability—adjustments to eliminate certain transactions that are not indicative of our ongoing operational performance such as the loss on the McKinley Chalet divestiture, insurance reserve adjustments due to favorable claims experience, multiemployer pension plan withdrawal charges, wage and hour settlement, other income relating to the recovery of the Company’s investment (possessory interest) at its National Park Service sites, loss on the sale of an aircraft, expenses related to a secondary offering of common stock by certain of our stockholders in May of 2014, the impact of the change in fair value related to the gasoline and diesel agreements, other asset write-offs and other miscellaneous expenses.

(i)	Effects of refinancing on interest and other financing costs, net—adjustments to eliminate expenses associated with refinancing activities undertaken by the Company in the applicable period such as third party costs and non-cash charges for the write-offs of deferred financing costs.

We use Adjusted Net Income as a supplemental measure of our overall profitability because it excludes the impact of the non-cash amortization of certain intangible assets and depreciation of property and equipment that were created at the time of the 2007 Transaction, share-based compensation expense and other items which are not indicative of our ongoing operational performance. Similarly, we use Adjusted Operating Income and Adjusted EBITDA as supplemental measures of our operating profitability and to evaluate and control our cash operating costs because they exclude the impact of the items noted above relating to the calculation of Adjusted Net Income that are not indicative of our ongoing operational performance. We believe the presentation of Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance.

Our presentation of these measures has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. You should not consider these measures as alternatives to net income or operating income, determined in accordance with U.S. GAAP. Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA, as presented by us, may not be comparable to other similarly titled measures of other companies because not all companies use identical calculations.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before investing in our common stock you should carefully consider each of the following risks set forth below, other information included in this prospectus and the risk factors and other information incorporated herein by reference to our Annual Report on Form 10-K for the fiscal year ended October 3, 2014, including the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” sections and our financial statements and related notes. Any of the following risks or those incorporated by reference could materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment.

Risks Related to this Offering and Ownership of Our Common Stock

Our share price may change significantly following the offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

We completed our initial public offering in December 2013. Since our initial public offering, the price of our common stock, as reported by the NYSE, has ranged from a low of $20.10 on December 12, 2013 to a high of $30.96 on November 28, 2014. The trading price of our common stock is likely to continue to be volatile and could fluctuate due to a number of factors such as those listed in the section titled “Risk Factors—Risks Related to Our Business” in our Annual Report on Form 10-K and the following, some of which are beyond our control:

•	quarterly variations in our results of operations;

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	future sales of our common stock;

•	general domestic and international economic conditions; and

•	unexpected and sudden changes in senior management.

Furthermore, the stock market has experienced extreme volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of November 28, 2014, there were 234,462,317 shares of common stock outstanding, of which approximately 72,250,000 were freely tradable on the NYSE. After giving effect to this offering, approximately 94,750,000, or 40.4%, of our shares of common stock outstanding would be freely tradable on the NYSE (or approximately 98,125,000, or 41.9%, if the underwriters exercise in full their option to purchase additional shares from the selling stockholders).

In connection with this offering, we, certain of our executive officers, certain of our directors and the selling stockholders have each agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, during the period ending      days after the date of this prospectus, except with the prior written consent of                 . See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements. Collectively, these shares will represent approximately             % of our outstanding common stock following this offering (or             % if the underwriters exercise in full their option to purchase additional shares from the selling stockholders). Upon the expiration of the lock-up agreements described above, shares held by the selling stockholders and certain of our directors, officers and employees will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).

In addition, under our Stockholders Agreement (as defined below) that was amended and restated in connection with our initial public offering, management stockholders generally became permitted to sell up to 50% of their shares (including shares underlying vested share-based awards) commencing June 18, 2014, which was the day following the six-month anniversary of our initial public offering, and generally will be permitted to sell the remainder of their shares commencing December 18, 2014, which is the day following the one-year anniversary of our initial public offering. As of November 3, 2014, a total of 4,101,902 shares were outstanding and held by current and former management stockholders who will not be subject to the lock-up from this offering. In addition, as of such date those individuals held a total of 13,133,774 stock options that had either vested or would vest within 60 days. Based upon an average exercise price for the vested stock options of $9.64 and the closing price of our common stock on the NYSE on November 25, 2014, if these options were to be exercised on a cashless basis (with the option exercise price and withholding taxes deducted from the value of the shares to be issued), a total of 8,805,127 shares would be issued and freely tradable. We cannot assure you that upon our management stockholders becoming free to sell all of their shares under the Stockholders Agreement on December 18, 2014, these shares (including shares underlying vested options) will not be sold.

Pursuant to the registration rights agreement entered into in connection with our initial public offering, stockholders who hold more than 10% of our then-outstanding shares, or Joseph Neubauer, or the coordination committee (in the case of a “shelf” registration) have the right to require us to file a registration statement with the SEC for the resale of our common stock following the completion of this offering. By exercising their registration rights and selling a large number of shares, the selling stockholders could cause the prevailing market price of our common stock to decline. Following the completion of this offering, the shares covered by registration rights would represent approximately             % of our outstanding common stock (or             %, if the underwriters exercise in full their option to purchase additional shares from the selling stockholders). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 of the Securities Act (“Rule 144”) upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

To the extent that such registration rights are exercised, the resulting sale of a substantial number of shares of our common stock into the market could cause the market price of our common stock to decline. These shares may be sold pursuant to Rule 144 depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end, the market price of our common stock could also decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In addition, we also have outstanding options to purchase our common stock. To the extent that these options are exercised, there will be further dilution. We have filed a registration statement on Form S-8 under the Securities Act covering all of the common stock subject to outstanding equity awards, as well as options and shares reserved for future issuance, under our stock incentive plans. These shares may be freely sold in the public market upon issuance and vesting, subject to the lock-up agreements described above and contained in the terms of such plans, or unless they are held by “affiliates,” as that term is defined in Rule 144. Sales of a substantial number of shares of these shares could cause the market price of our common stock to decline.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution.

There can be no assurance that we will continue to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

Payment of cash dividends on our common stock is subject to our compliance with applicable law and depends on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. Our senior secured credit facilities and the indenture governing our senior notes contain, and the terms of any future indebtedness we or our subsidiaries incur may contain, limitations on our ability to pay dividends. For more information, see “Dividend Policy” in this prospectus and “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividends” in our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 incorporated by reference herein. Although we paid a cash dividend of $0.075 per share on each of March 11, 2014, June 9, 2014 and September 9, 2014 and declared a cash dividend of $0.08625 per share payable on December 16, 2014, there can be no assurance that we will continue to pay any dividend in the future.

Our Controlling Owners can significantly influence our business and affairs and may have conflicts of interest with us in the future.

Following the completion of this offering, investment funds associated with or designated by GS Capital Partners, CCMP Capital Advisors, LLC, J.P. Morgan Partners, LLC, Thomas H. Lee Partners, L.P. and Warburg Pincus, which we refer to as the Sponsors, and Joseph Neubauer, who, together with the Sponsors, we refer to as the Controlling Owners (with CCMP Capital Advisors, LLC and J.P. Morgan Partners, LLC acting together as one Controlling Owner for purposes of our Stockholders Agreement), will collectively own approximately             % of our common stock (or approximately             % of our common stock if the underwriters exercise their option to purchase additional shares in full). As a result, the Controlling Owners have the ability to prevent any transaction that requires the approval of stockholders, including the election of directors, mergers and takeover offers, regardless of whether others believe that approval of those matters is in our best interests. In addition, under the Stockholders Agreement, each of the Controlling Owners is entitled to select for nomination one person to serve on our board of directors and a majority of the Sponsor directors and Mr. Neubauer must be present in order to constitute a quorum for purposes of any meetings of the board of directors. See “Certain Relationships and Related Party Transactions, and Director Independence—Stockholder Arrangements—Stockholders Agreement” in our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 incorporated by reference herein.

In addition, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as the Controlling Owners, or funds controlled by or associated with the Sponsors, continue to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Controlling Owners will continue to be able to strongly influence

us. Our amended and restated certificate of incorporation provides that none of the Controlling Owners or any of their affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. See “Description of Capital Stock—Conflicts of Interest.”

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	the ability of our board of directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•

the removal of directors only upon the affirmative vote of the holders of at least 75% in voting power of all the then-outstanding common stock of the company entitled to vote thereon, voting together as a single class, if the Controlling Owners and their affiliates beneficially own, in the aggregate, less than a majority in voting power of the common stock of the Company entitled to vote generally in the election of directors; and

•

that certain provisions may be amended only by the affirmative vote of the holders of at least 75% in voting power of all the then-outstanding common stock of the company entitled to vote thereon, voting together as a single class, if the Controlling Owners and their affiliates beneficially own, in the aggregate, less than 50% in voting power of the common stock of the Company entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third-party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, with certain limited exceptions, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director or officer of the Company owed to us or our stockholders, creditors or other constituents, (iii) any action asserting a claim against us or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

So long as we are a “controlled company” within the meaning of the New York Stock Exchange rules, we will continue to qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, certain stockholders will continue to beneficially own a majority of the voting power of all outstanding shares of our common stock. Under New York Stock Exchange corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of “independent directors” as defined under the rules of the NYSE;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to continue to utilize these exemptions so long as they are available. As a result, we may not have a majority of independent directors, our nominating and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

If securities or industry research analysts do not publish or cease publishing research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, our share price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that securities and industry research analysts publish about us, our industry, our competitors and our business. We do not have any control over these analysts. Our share price and trading volumes could decline if one or more securities or industry analysts downgrade our common stock, issue unfavorable commentary about us, our industry or our business, cease to cover our company or fail to regularly publish reports about us, our industry or our business.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock in this offering.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on the NYSE under the symbol “ARMK” since December 12, 2013. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sale prices of our common stock, as reported on the NYSE.

Quarter Ended	High	Low
December 27, 2013 (from December 12, 2013)	$26.47	$20.10
March 28, 2014	$29.98	$23.04
June 27, 2014	$29.04	$25.79
October 3, 2014	$27.96	$25.50
January 2, 2015 (through December 1, 2014)	$30.96	$25.03

On December 1, 2014, the closing price of our common stock on the NYSE was $29.63. Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock. On November 28, 2014, we had 551 holders of record of our common stock.

DIVIDEND POLICY

We intend to continue to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants in our senior secured credit facilities and the indenture governing our senior notes. Future agreements may also limit our ability to pay dividends. Specifically, the senior secured credit agreement and the indenture governing our senior notes each limit the ability of our subsidiary Aramark Services, Inc. to declare dividends or make other distributions to us, which could in turn limit our ability to pay dividends.

On October 29, 2012, we completed the spin-off of our majority interest in Seamless North America, LLC, an online and mobile food ordering service, to our stockholders in the form of a dividend. Each stockholder received one share of the common stock of Seamless Holdings, a newly formed company created to hold our former interest in Seamless North America, LLC, for each share of our common stock held as of the record date. On February 4, 2014, we declared cash dividends of $0.075 per share on the outstanding shares of our common stock, which were paid on March 11, 2014 to shareholders of record on the close of business on February 18, 2014. On May 6, 2014, we declared cash dividends of $0.075 per share on the outstanding shares of our common stock, which were paid on June 9, 2014 to shareholders of record on the close of business on May 19, 2014. On August 6, 2014, we declared cash dividends of $0.075 per share on the outstanding shares of our common stock, which were paid on September 9, 2014 to shareholders of record on the close of business on August 19, 2014. On November 11, 2014, we declared a cash dividend of $0.08625 per share on the outstanding shares of our common stock, payable on December 16, 2014 to holders of record of our common stock on November 25, 2015. Settlement of shares purchased in this offering will occur following the record date for the December 2014 Dividend. Holders of record as of November 25, 2014 will be entitled to receive the December 2014 Dividend and will be responsible for any related tax obligation. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended October 3, 2014.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of October 3, 2014. The information in this table should be read in conjunction with “Prospectus Summary—Summary Consolidated Financial Data” appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” section of, and the audited consolidated financial statements and related notes appearing in, our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 and incorporated herein by reference.

(in millions)	As of October 3, 2014
Actual
Cash and cash equivalents	$111.7

Senior secured credit facilities:
Revolving credit facility(1)	$—
Term loan facility(2)	3,986.0
5.75% senior notes due 2020	1,000.0
Receivables facility	350.0
Capital leases	54.4
Other existing debt(3)	55.2

Total debt	5,445.6
Stockholders’ equity:
Common stock, 600,000,000 shares authorized, actual; 256,086,839 shares issued and 233,910,487 shares outstanding	2.6
Capital surplus	2,575.0
Accumulated deficit	(382.5)
Accumulated other comprehensive loss	(106.3)
Treasury stock	(370.8)

Total stockholders’ equity	1,718.0

Total capitalization	$7,163.6

(1)	Consists of a $720.0 million revolving credit facility available to the Company in U.S. dollars and a $50.0 million revolving credit facility available to the Company and a Canadian subsidiary in U.S. dollars and Canadian dollars. The final maturity date of the Canadian dollar revolving loan commitments and $680.0 million of the $720.0 million U.S. dollar revolving loan commitments is February 24, 2019. The final maturity date of the remaining $40.0 million in U.S. dollar revolving loan commitments is January 26, 2015. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Liquidity and Capital Resources” in our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 and incorporated herein by reference.
(2)	As of October 3, 2014, term loans with an aggregate principal amount of $4,005 million (recorded at $3,986 million to reflect original issue discount) were outstanding, $2,572 million of which have a maturity date of February 24, 2021, $1,358 million of which have a maturity date of September 7, 2019 and $75 million of which have a maturity date of July 26, 2016. The senior secured credit agreement also includes a $159.3 million synthetic letter of credit facility, which matures on July 26, 2016. As of October 3, 2014, there were approximately $147.5 million of issued letters of credit under the synthetic letter of credit facility. See “Management’s Discussion and Analysis of Financial Condition and Result of Operations—Liquidity and Capital Resources” in our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 and incorporated herein by reference.
(3)	Consists of borrowings by our foreign subsidiaries.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership, as of November 28, 2014, of (i) each individual or entity known by us to own beneficially more than 5% of the shares of our common stock, (ii) each of our named executive officers, (iii) each of our directors and (iv) all of our directors and executive officers as a group. As of November 28, 2014, we had 551 holders of record.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is Aramark, Aramark Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

				Common Stock Beneficially Owned After this Offering
	Common Stock Beneficially Owned Prior to this Offering		Shares of Common Stock Offered	Assuming the Underwriters’ Option is not Exercised		Assuming the Underwriters’ Option is Exercised in Full(2)
Name of Beneficial Owner	Number	%(1)		Number	%	Number	%
Principal Stockholders:
GS Capital Partners(3)	34,826,250	14.85%
CCMP Capital Investors(4)	17,413,124	7.43
J.P. Morgan Partners(5)	17,413,124	7.43
Thomas H. Lee Partners(6)	34,826,251	14.85
Warburg Pincus LLC(7)	35,565,486	15.17

Directors and Named Executive Officers:
Joseph Neubauer(8)	16,412,034	6.99
L. Frederick Sutherland(9)	3,186,845	1.35
Eric J. Foss(10)	2,117,847	*
Lynn B. McKee(11)	1,134,836	*
Stephen R. Reynolds(12)	213,280	*
Christina T. Morrison(13)	66,316	*
Todd M. Abbrecht(14)	—	—
Lawrence T. Babbio, Jr.(15)	—	—
David A. Barr(7)(16)	35,565,486	15.17
Leonard S. Coleman, Jr.(17)	—	—
Daniel J. Heinrich(18)	3,750	*
James E. Ksansnak(19)	—	—
Sanjeev Mehra(3)(20)	34,826,250	14.85
Stephen P. Murray(4)(21)	17,413,124	7.43
Stephen Sadove(22)	—	—
Directors and Executive Officers as a Group (17 Persons)(23)	23,703,804	9.87

*	Less than one percent or one share, as applicable.
(1)	As of November 28, 2014, we had 234,462,317 shares outstanding.
(2)	GS Capital Partners, CCMP Capital Partners, J.P. Morgan Partners, Thomas H. Lee Partners, Warburg Pincus LLC and Joseph Neubauer have granted the underwriters an option to purchase up to 3,375,000 additional shares of common stock at the public offering price, less the underwriting discount, allocated as set forth in the table above. If this option is not exercised in full, the shares will be purchased from these selling stockholders on a pro rata basis based upon such allocation.

(3)	Shares shown as beneficially owned by GS Capital Partners reflect an aggregate of the following record ownership: (i) 18,338,110 shares held by GS Capital Partners V Fund, L.P.; (ii) 9,472,706 shares held by GS Capital Partners V Offshore Fund, L.P.; (iii) 6,288,402 shares held by GS Capital Partners V Institutional, L.P.; and (iv) 727,032 shares held by GS Capital Partners V GmbH & Co. KG (collectively, the “GS Entities”). The GS Entities, of which affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager, share voting and investment power with certain of its respective affiliates. Goldman, Sachs & Co., an affiliate of the GS Entities, is an underwriter of this offering. Mr. Sanjeev Mehra is a Managing Director of Goldman, Sachs & Co. and may be deemed to have beneficial ownership of the shares held by the GS Entities. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Mr. Mehra each disclaim beneficial ownership of the shares held directly or indirectly by the GS Entities, except to the extent of its pecuniary interest therein, if any. GS Capital Partners did not purchase shares of the Company’s common stock outside the ordinary course of business as an investor or with, at the time of its acquisition of shares of the Company’s common stock, any agreements, understandings, or arrangements with any other persons, directly or indirectly, to dispose of the shares. The address of the GS Entities, the Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Mr. Mehra is c/o The Goldman Sachs Group, 200 West Street, New York, New York 10282.
(4)	Shares shown as beneficially owned by CCMP Capital Investors reflect an aggregate of the following record ownership: (i) 15,365,150 shares held by CCMP Capital Investors II, L.P.; and (ii) 2,047,974 shares held by CCMP Capital Investors (Cayman) II, L.P. CCMP Capital, LLC is the sole owner of CCMP Capital Associates GP, LLC, which is the general partner of CCMP Capital Associates, L.P., which is the general partner of each of CCMP Capital Investors II, L.P. and CCMP Capital Investors (Cayman) II, L.P. Stephen Murray is President and Chief Executive Officer of CCMP Capital, LLC, and of CCMP Capital Advisors, LLC. Mr. Murray is a member of a CCMP Capital, LLC investment committee that makes voting and disposition decisions with respect to the shares held by the CCMP Capital Investors, and may be deemed to have beneficial ownership of such shares. Mr. Murray disclaims beneficial ownership of the shares held by the CCMP Capital Investors. CCMP Capital Advisors, LLC, pursuant to an agreement with JPMorgan Chase & Co. and J.P. Morgan Partners, LLC, advises J.P. Morgan Partners with respect to certain of its private equity investments, including its investment in the Company. CCMP Capital Advisors, LLC, and its affiliates, including Mr. Murray, disclaims beneficial ownership of the shares owned by J.P. Morgan Partners and its affiliates. The address of the entities listed above and of Mr. Murray is 245 Park Avenue, 16th Floor, New York, New York 10167, except that the address for CCMP Capital Investors (Cayman) II, L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. CCMP Capital Investors did not purchase shares of the Company’s common stock outside the ordinary course of business as an investor or with, at the time of its acquisition of shares of the Company’s common stock, any agreements, understandings, or arrangements with any other persons, directly or indirectly, to dispose of the shares.
(5)

Shares shown as beneficially owned by J.P. Morgan Partners reflect an aggregate of the following record ownership: (i) 9,819,527 shares held by J.P. Morgan Partners (BHCA), L.P.; (ii) 2,353,891 shares held by J.P. Morgan Partners Global Investors, L.P.; (iii) 361,683 shares held by J.P. Morgan Partners Global Investors A, L.P.; (iv) 1,181,759 shares held by J.P. Morgan Partners Global Investors (Cayman), L.P.; (v) 132,158 shares held by J.P. Morgan Partners Global Investors (Cayman) II, L.P.; (vi) 796,986 shares held by J.P. Morgan Partners Global Investors (Selldown), L.P.; and (vii) 2,767,120 shares held by J.P. Morgan Partners Global Investors (Selldown) II, L.P. The general partner of J.P. Morgan Partners (BHCA), L.P. is JPMP Master Fund Manager, L.P. The general partner of the entities listed in clauses (ii) through (vii) is JPMP Global Investors, L.P. The general partner of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. is JPMP Capital Corp., a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded company. J.P. Morgan Securities LLC, an affiliate of J.P. Morgan Partners, is an underwriter of this offering. J.P. Morgan Partners did not purchase shares of the Company’s common stock outside the ordinary course of business as an investor or with, at the time of its acquisition of shares of the Company’s common stock, any agreements, understandings, or arrangements with any other persons, directly or indirectly, to dispose of the shares. The address of the J.P. Morgan Partners entities is 270 Park Avenue, 10th Floor, New York, New York 10017, except the address of each Cayman entity is c/o Trident Trust

Company (Cayman) Limited, PO Box 847, 4th Floor, One Capital Place, Grand Cayman KY1-1102, Cayman Islands.
(6)	Shares shown as beneficially owned by investment funds affiliated with Thomas H. Lee Partners, L.P. reflect an aggregate of the following record ownership: (i) 19,177,059 shares held by Thomas H. Lee Equity Fund VI, L.P.; (ii) 12,985,683 shares held by Thomas H. Lee Parallel Fund VI, L.P.; (iii) 2,268,338 shares held by Thomas H. Lee Parallel (DT) Fund VI, L.P.; (iv) 164,275 shares held by THL Equity Fund VI Investors (Aramark), LLC; (v) 35,182 shares held by THL Coinvestment Partners, L.P. (collectively, the “THL Funds”); (vi) 97,876 shares held by Putnam Investment Holdings, LLC; and (vii) 97,838 shares held by Putnam Investments Employees’ Securities Company III LLC (collectively, the “Putnam Funds”). THL Holdco, LLC is the managing member of Thomas H. Lee Advisors, LLC, which is the general partner of Thomas H. Lee Partners, L.P., which is the sole member of THL Equity Advisors VI, LLC, which is the general partner of Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P. and Thomas H. Lee Parallel (DT) Fund VI, L.P. and the manager of THL Equity Fund VI Investors (Aramark), LLC. Thomas H. Lee Partners, L.P. is the general partner of THL Coinvestment Partners, L.P. The Putnam Funds are co-investment entities of the THL Funds, and are contractually obligated to co-invest (and dispose of securities) alongside certain of the THL Funds on a pro rata basis. Voting and investment determinations with respect to the shares held by the THL Funds are made by the management committee of THL Holdco, LLC. Anthony J. DiNovi and Scott M. Sperling are the members of the management committee of THL Holdco, LLC, and as such may be deemed to share beneficial ownership of the shares held or controlled by the THL Funds. Each of Messrs. DiNovi and Sperling disclaims beneficial ownership of such securities. Putnam Investment Holdings, LLC (“Holdings”) is the managing member of Putnam Investments Employees’ Securities Company III LLC (“ESC III”). Holdings disclaims any beneficial ownership of any shares held by ESC III. Putnam Investments LLC, the managing member of Holdings, disclaims beneficial ownership of any shares held by the Putnam Funds. The address of each of the THL Funds and Messrs. DiNovi and Sperling is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110. The address of each of the Putnam Funds is c/o Putnam Investment, Inc., 1 Post Office Square, Boston, Massachusetts 02109. Thomas H. Lee Partners, L.P. did not purchase shares of the Company’s common stock outside the ordinary course of business as an investor or with, at the time of its acquisition of shares of the Company’s common stock, any agreements, understandings, or arrangements with any other persons, directly or indirectly, to dispose of the shares.
(7)	Shares shown as beneficially owned by affiliates of Warburg Pincus LLC, a New York limited liability company (“WP LLC”) reflect record ownership of 35,565,486 shares held by Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”). The general partner of WP IX is Warburg Pincus IX LLC, a New York limited liability company (“WP IX LLC”). Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”), is the sole member of WP IX LLC. Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WP Partners. WP LLC manages WP IX. Charles R. Kaye and Joseph P. Landy are each a Managing General Partner of WP and Co-Chief Executive Officers and Managing Members of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities and Messrs. Kaye and Landy is 450 Lexington Avenue, New York, New York 10017. Warburg Pincus LLC did not purchase shares of the Company’s common stock outside the ordinary course of business as an investor or with, at the time of its acquisition of shares of the Company’s common stock, any agreements, understandings, or arrangements with any other persons, directly or indirectly, to dispose of the shares.
(8)	Shares shown as beneficially owned by Mr. Neubauer reflect 366,249 shares subject to stock options exercisable as of November 28, 2014, or within 60 days of November 28, 2014.
(9)	Includes beneficial ownership of shares held by a family limited liability company for which Mr. Sutherland serves as a manager. Shares shown as beneficially owned by Mr. Sutherland include 2,099,964 shares in the aggregate representing (i) shares subject to stock options exercisable as of November 28, 2014, (ii) shares subject to stock options exercisable within 60 days of November 28, 2014 or (iii) shares of restricted stock units scheduled to vest within 60 days of November 28, 2014.

(10)	Shares shown as beneficially owned by Mr. Foss include 1,697,973 shares in the aggregate representing (i) shares subject to stock options exercisable as of November 28, 2014, (ii) shares subject to stock options exercisable within 60 days of November 28, 2014 or (iii) shares of restricted stock units scheduled to vest within 60 days of November 28, 2014.
(11)	Includes beneficial ownership of shares held by a general partnership for which Ms. McKee serves as a general partner. Shares shown as beneficially owned by Ms. McKee include 772,714 shares in the aggregate representing (i) shares subject to stock options exercisable as of November 28, 2014, (ii) shares subject to stock options exercisable within 60 days of November 28, 2014 or (iii) shares of restricted stock units scheduled to vest within 60 days of November 28, 2014.
(12)	Shares shown as beneficially owned by Mr. Reynolds include 206,805 shares in the aggregate representing (i) shares subject to stock options exercisable as of November 28, 2014, (ii) shares subject to stock options exercisable within 60 days of November 28, 2014 or (iii) shares of restricted stock units scheduled to vest within 60 days of November 28, 2014.
(13)	Shares shown as beneficially owned by Ms. Morrison include 60,045 shares in the aggregate representing (i) shares subject to stock options exercisable as of November 28, 2014, (ii) shares subject to stock options exercisable within 60 days of November 28, 2014 or (iii) shares of restricted stock units scheduled to vest within 60 days of November 28, 2014.
(14)	Does not include 1,260 deferred stock units scheduled to vest within 60 days of November 28, 2014, which will convert to shares of common stock and be delivered to Mr. Abbrecht six months following his termination as a director. Does not include shares of common stock held by the THL Funds or the Putnam Funds. Mr. Abbrecht is a member of THL Holdco, LLC, and by virtue of the relationships described in footnote (6) above, may be deemed to share beneficial ownership of the shares held by the THL Funds. Mr. Abbrecht disclaims beneficial ownership of the shares referred to in footnote (6) above. The address for Mr. Abbrecht is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.
(15)	Does not include 57,301 vested deferred stock units, which will convert to shares of common stock and be delivered to Mr. Babbio six months following his termination as a director.
(16)	David A. Barr is a Partner of Warburg Pincus & Co. and a Member and Managing Director of Warburg Pincus LLC. Mr. Barr disclaims beneficial ownership of all shares of common stock held by the Warburg Pincus entities. The address for Mr. Barr is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, NY 10017.
(17)	Does not include 57,301 vested deferred stock units, which will convert to shares of common stock and be delivered to Mr. Coleman six months following his termination as a director.
(18)	Does not include 863 deferred stock units scheduled to vest within 60 days of November 28, 2014, which will convert to shares of common stock and be delivered to Mr. Heinrich six months following his termination as a director.
(19)	Does not include 57,301 vested deferred stock units, which will convert to shares of common stock and be delivered to Mr. Ksansnak six months following his termination as a director.
(20)	Does not include 1,260 deferred stock units scheduled to vest within 60 days of November 28, 2014, which will convert to shares of common stock and be delivered to Mr. Mehra six months following his termination as a director.
(21)	Does not include 1,260 deferred stock units scheduled to vest within 60 days of November 28, 2014, which will convert to shares of common stock and be delivered to Mr. Murray six months following his termination as a director.
(22)	Does not include 863 deferred stock units scheduled to vest within 60 days of November 28, 2014, which will convert to shares of common stock and be delivered to Mr. Sadove six months following his termination as a director.
(23)	Does not include shares that may be deemed to be beneficially owned but disclaimed by Mr. Murray, Mr. Barr and Mr. Mehra pursuant to notes 4, 15 and 3, respectively. Shares shown as beneficially owned by Directors and Executive Officers as a group reflect 5,746,830 shares in the aggregate representing (i) shares subject to stock options exercisable as of November 28, 2014, (ii) shares subject to stock options exercisable within 60 days of November 28, 2014 or (iii) shares of restricted stock units scheduled to vest within 60 days of November 28, 2014.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Our authorized capital stock consists of 600,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of shares of our preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. Shares of our common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to shares of our common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of shares of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of shares of preferred stock (including shares of convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of shares of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of shares of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of shares of our common stock might believe to be in their best interests or in which the holders of shares of our common stock might receive a premium for your shares of common stock over the market price of the shares of common stock. Additionally, the issuance of shares of preferred stock may adversely affect the holders of shares of our common stock by restricting dividends on the shares of common stock, diluting the voting power of the shares of common stock or subordinating the liquidation rights of the shares of common stock. As a result of these or other factors, the issuance of shares of preferred stock could have an adverse impact on the market price of shares of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends depends on our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

We paid a cash dividend of $0.075 per share on each of March 11, 2014, June 9, 2014 and September 9, 2014 and on November 11, 2014, we declared a cash dividend of $0.08625 per share payable on December 16, 2014 to holders of record of our common stock on November 25, 2014.

We intend to continue to pay cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, business prospects and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants in our senior secured credit agreement and our notes indenture. Future agreements may also limit our ability to pay dividends. See “Dividend Policy” in this prospectus and “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividends” in our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 incorporated by reference herein for restrictions on our ability to pay dividends.

Annual Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

We anticipate that our first annual stockholders meeting will take place in early 2015.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved shares of common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statutes

Certain Delaware law provisions may make it more difficult for someone to acquire us through a tender offer, proxy contest or otherwise.

Section 203 of the DGCL, provides that, subject to certain stated exceptions, an “interested stockholder” is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person. A corporation may not engage in a business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The effect of these provisions may make a change of control of our business more difficult by delaying, deferring or preventing a tender offer or other takeover attempt that a stockholder might consider in its best interest. This includes attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of the board of directors.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when the Controlling Owners and their affiliates beneficially own, in the aggregate, less than a majority in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed by the affirmative vote of holders of at least 75% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of shares of preferred stock then outstanding, and any provisions of the Stockholders Agreement, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the Controlling Owners and their affiliates beneficially own, in the aggregate, less than a majority in voting power of the shares of stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may, unless otherwise required by law or by resolution by the board of directors, only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when the Controlling Owners and their affiliates beneficially own, in the aggregate, at least a majority in voting power of the shares of stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of the Controlling Owners and their affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to the Controlling Owners and their affiliates so long as the Stockholders Agreement remains in effect. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when the Controlling Owners and their affiliates beneficially own, in the aggregate, less than a majority in voting power of the shares of stock of the Company entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our amended and restated certificate of incorporation. For as long as the Controlling Owners and their affiliates beneficially own, in the aggregate, at least a majority in voting power of the shares of stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when the Controlling Owners and their affiliates beneficially own, in the aggregate, less than a majority in voting power of all outstanding shares of stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 75% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when the Controlling Owners and their affiliates beneficially own, in the aggregate, less than a majority in voting power of the stock of the Company entitled to vote generally in the election of directors the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 75% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 75% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provisions related to the Court of Chancery as the exclusive forum for certain types of actions by stockholders; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

The combination of the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of shares of our stock at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having subject matter jurisdiction, in certain cases, and having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Pursuant to our amended and restated certificate of incorporation, we have, to the maximum extent permitted from time to time by Delaware law, renounced any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of the Controlling Owners or any of their affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that a Controlling Owner acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or its affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a director designated by a Controlling Owner solely in his or her capacity as a director or officer of the Company.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’

and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We currently are party to indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on the NYSE under the symbol “ARMK.”

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options or restricted stock units, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

As of November 28, 2014, we had outstanding an aggregate of approximately 234,462,317 shares of common stock. Of the outstanding shares, the shares sold in our initial public offering and this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates”, as that term is defined under Rule 144, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including the exemptions under Rule 144, which we summarize below. The restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus pursuant to Rule 144 following the expiration of the applicable lock-up period.

In addition, as of November 28, 2014 there were 26,386,283 shares issuable upon the exercise of options to purchase shares outstanding as of November 28, 2014 with a weighted average exercise price of $13.73 per share; 3,132,204 restricted stock units; 1,468,870 performance stock units; and 228,702 director deferred stock units and an aggregate of approximately 18,636,917 shares reserved for future issuance under our share-based compensation plans. We filed a registration statement on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under our 2013 Stock Incentive Plan and our 2007 Management Stock Incentive Plan. As a result, shares of our common stock issued pursuant to such stock incentive plans, including upon exercise of stock options and vesting of restricted stock units, will be eligible for resale in the public market without restriction, subject to the Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 2,344,623 shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Lock-Up Agreements

In connection with this offering, we, certain of our executive officers, certain of our directors and the selling stockholders have each agreed with the underwriters, subject to certain exceptions (some of which are described below), not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, during the period ending              days after the date of this prospectus, except with the prior written consent of                                         . Pursuant to this agreement, we may issue our common stock in connection with the acquisition of, or joint venture with, another entity so long as the aggregate number of shares issued, considered individually and together with all acquisitions or joint ventures announced during the             -day restricted period, shall not exceed 5% of our common stock issued and outstanding as of the date of such acquisition and/or joint venture agreement. Further, individuals subject to lock-up during the             -day restricted period will not make any transfer or distribution of shares of our common stock pursuant to gift or trust during the             -day restricted period if any filing pursuant to Section 16 of the Exchange Act (other than Form 5) will be required or voluntarily made in connection with such transfer or distribution. This agreement does not apply to any existing employee benefit plans.

The             -day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the -day restricted period we issue an earnings release or announces material news or a material event; or

•	prior to the expiration of the -day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the -day period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. See “Underwriting (Conflicts of Interest).”

Stockholders Agreement

In connection with the 2007 Transaction, we entered into a stockholders agreement with Mr. Neubauer, the Sponsors and other management participants, which agreement was amended and restated in connection with our initial public offering (as so amended, the “Stockholders Agreement”). The Stockholders Agreement contains agreements among the parties with respect to the nomination and election of directors, restrictions on the transfer of shares, informational rights, corporate opportunities, and certain other corporate governance provisions.

Stockholders party to the Stockholders Agreement may not transfer shares except pursuant to certain exceptions set forth in the agreement, including to specifically permitted transferees, in a public offering subject to the Registration Rights Agreement (as defined below) or as otherwise approved by the coordination committee established under the Registration Rights Agreement. In addition, under the Stockholders Agreement management stockholders became generally permitted to sell up to 50% of their shares (including shares underlying vested stock-based awards) commencing June 18, 2014, which was the day following the six-month anniversary of our initial public offering, and will become generally permitted to sell the remainder of their shares commencing December 18, 2014, which is the day following the one-year anniversary of our initial public offering, in each case subject to the company’s policies. Management stockholders may also transfer shares to pay an option price or withholding tax in connection with a stock-based award. Mr. Neubauer and certain affiliated stockholders are also entitled to make certain transfers including to cultural or academic not-for-profit institutions. The restrictions on transfer set forth in the Stockholders Agreement are in addition to those set forth in the lock-up agreements entered into in connection with this offering. See “—Lock-Up Agreements”.

Registration Rights

In connection with the 2007 Transaction, we entered into a registration rights agreement with Mr. Neubauer, the Sponsors and other management participants, which agreement was amended and restated in connection with our initial public offering (as so amended, the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, certain existing stockholders are entitled to participate in certain offerings of the Company’s securities registered under the Securities Act which are initiated by the Company, the Sponsors or Mr. Neubauer, subject to certain exceptions. In addition, under the agreement, certain stockholders who hold more than 10% of our then-outstanding shares, or Mr. Neubauer, or the coordination committee (in the case of a “shelf” registration) have the right to require us to file a registration statement with the SEC for the resale of our common stock. The agreement provides to the Sponsors an unlimited number of “demand” registrations and provides to Mr. Neubauer two “demand” registrations. In addition, the Sponsors, Mr. Neubauer and, in certain circumstances, some members of senior management are also entitled to “piggy back” rights in subsequent offerings. In any subsequent offering in which “piggy back” rights apply, Mr. Neubauer is entitled to participate in such offering at a participation rate two times his pro rata share as compared to the pro rata share of the Sponsors. The Registration Rights Agreement also provides that we will pay certain expenses of these stockholders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act of 1933, as amended. The shares subject to the Registration Rights Agreement will represent approximately         % of our outstanding common stock after this offering, or approximately         % if the underwriters exercise their option to purchase additional shares in full. These shares also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences, as of the date hereof, to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of shares of our common stock. This summary deals only with shares of common stock that are held as a capital asset.

Except as modified for estate tax purposes (as discussed below), “non-U.S. holder” means a beneficial owner of shares that, for United States federal income tax purposes, is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If an entity treated as a partnership for United States federal income tax purposes holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your own tax advisors.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions, all as of the date hereof. Those authorities may be changed or subject to different interpretations, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

This summary does not address all aspects of United States federal income and estate taxes and does not address the effects of any other United States federal tax laws (including gift tax or the Medicare tax on certain investment income) or any foreign, state, local or other tax laws that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income or estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such an entity)).

If you are considering the purchase of shares our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of the shares of common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Dividends

Subject to the discussions of backup withholding and additional withholding requirements below, dividends paid to a non-U.S. holder of shares of our common stock generally will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are generally not subject to the United States federal withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in generally the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. In addition, a foreign corporation may be subject to a “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits, subject to adjustments.

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the shares of our common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Subject to the discussions of backup withholding and additional withholding requirements below, any gain recognized on a sale, exchange or other taxable disposition of shares of our common stock generally will not be subject to United States federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the disposition on a net income basis in generally the same manner as a United States person, unless an applicable income tax treaty provides otherwise. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it may also be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (subject to adjustments) or such lower rate as may be specified by an applicable income tax treaty.

Unless an applicable income tax treaty provides otherwise, an individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% United States federal income tax on the gain derived from the disposition, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. However, even if we are or were to become a United States real property holding corporation, so long as our common stock remains regularly traded on an established securities market for United States federal income tax purposes, any gain recognized by a non-U.S. holder that is not subject to tax under either of the first two bullet points would generally be subject to United States federal income tax only if such non-U.S. holder actually or constructively owned more than five percent of our outstanding common stock at some time during the shorter of such non-U.S. holder’s holding period and the five year period ending on the date of such disposition.

Federal Estate Tax

Shares of common stock held (or deemed held) at the time of death by an individual non-U.S. holder who is neither a citizen or resident of the United States (as specifically defined for United States estate tax purposes) will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a disposition of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on shares of our common stock, and, for a disposition of shares of our common stock occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, which does not provide sufficient documentation, typically on Internal Revenue Service Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) or (ii) a “non-financial foreign entity” (as specifically defined in the Code), whether such non-financial foreign entity is the beneficial owner or an intermediary, which does not provide sufficient documentation, typically on Internal Revenue Service Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of shares of our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC

Total	22,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 3,375,000 shares from certain of the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. If this option is not exercised in full, the shares will be purchased from these certain selling stockholders on a pro rata basis.

In connection with this offering and depending on the applicable facts and circumstances, a selling stockholder may be deemed to be an “underwriter” within the meaning of such term under the Securities Act. Based upon such facts and circumstances, including when and how shares of the Company’s common stock were acquired, none of the selling stockholders believes that it should be considered an “underwriter” within the meaning of such term under the Securities Act.

Pursuant to the Registration Rights Agreement, we will pay certain registration expenses of the selling stockholders but we will not pay any underwriting fees, discounts or commissions in connection with this offering. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,375,000 additional shares.

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, certain of our executive officers, certain of our directors and the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date              days after the date of this prospectus, except with the prior written consent of             . See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions and exceptions to the lock-up agreements.

The             -day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the             -day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the             -day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the             -day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative;

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC (as amended, including by Directive 2003/71/EU) and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus and incorporated by reference is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that the expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $            . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $25,000 as set forth in the underwriting agreement.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Conflicts of Interest

Goldman, Sachs & Co. and J.P. Morgan Securities LLC and/or their respective affiliates each own in the aggregate in excess of 10% of our issued and outstanding common stock. As a result they are deemed to have a “conflict of interest” with us within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“Rule 5121”). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. In accordance with that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering because a bona fide public market exists for our common stock. Any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. Certain of the underwriters or their affiliates are lenders of term loans or revolving loans under our senior secured credit facility and have received and will receive fees from us.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us and the selling stockholders by Simpson Thacher & Bartlett LLP, New York, New York. Certain matters in connection with the offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedule of Aramark and subsidiaries as of October 3, 2014 and September 27, 2013, and for each of the fiscal years in the three-year period ended October 3, 2014, have been incorporated herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of AIM SERVICES Co., Ltd. and subsidiaries as of March 31, 2014 and March 31, 2013 and for each of the three years in the period ended March 31, 2014 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 have been audited by Deloitte Touche Tohmatsu LLC, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) that accounting principles generally accepted in Japan vary in certain significant respects from accounting principles generally accepted in the United States of America as discussed in Note 14 to the consolidated financial statements and (2) that the audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements) appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate certain information into this prospectus by reference to other documents that we file with them. This means that we can disclose information to you for purposes of this prospectus by referring you to other documents on file with the SEC. We incorporate into this document by reference our Annual Report on Form 10-K for the fiscal year ended October 3, 2014 that we filed with the SEC on December 2, 2014 (including the consolidated financial statements of AIM SERVICES Co., Ltd. filed as Exhibit 99.1 to our Annual Report on Form 10-K). The information incorporated by reference is an important part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information about us and shares of our common stock, you should refer to the registration statement. This prospectus and any document incorporated by reference into this prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents. We have included or incorporated by reference copies of these documents as exhibits to our registration statement.

We will file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through our corporate web site at http://www.aramark.com. The information contained on our corporate web site or any other web site that we may maintain is not part of this prospectus, any prospectus supplement or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is apart, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

22,500,000 Shares

Common Stock

Prospectus

Goldman, Sachs & Co.	J.P. Morgan	Credit Suisse	Morgan Stanley

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable solely by the Registrant in connection with the offer and sale of the securities being registered. All amounts are estimates except the registration fee.

SEC registration fee	$87,975.32
FINRA filing fee	*
Blue Sky fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*

Total	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Aramark is incorporated under the laws of Delaware.

Section 145 of the Delaware General Corporation Law (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors’ fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

The amended and restated certificate of incorporation and the amended and restated bylaws of Aramark provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment). We will also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to us of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or directors or otherwise.

We maintain insurance to protect ourselves and our directors, officers and representatives against any such expense, liability or loss, whether or not we would have the power to indemnify him against such expense, liability or loss under the DGCL.

Item 15.	Recent Sales of Unregistered Securities.

Equity Securities

During the fiscal year ended October 3, 2014, we granted to certain of our employees (i) 2,080,000 time-based stock options, (ii) 2,100,000 restricted stock units and (iii) 60,088 deferred stock units. The portion of these securities granted prior to December 11, 2013 were issued under the Company’s equity incentive plan without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder.

During the fiscal year ended September 27, 2013, we granted to certain of our employees (i) 4,769,764 time-based stock options, (ii) 462,500 performance-based stock options, (iii) 350,000 installment stock purchase opportunities, (iv) 1,247,056 restricted stock units and (v) 42,462 deferred stock units. These securities were issued under the Company’s equity incentive plan without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder.

On July 29, 2013 we closed an exchange offer for our outstanding installment stock purchase opportunities. In the exchange offer, 51 employees exchanged 1,334,000 installment stock purchase opportunities for 225,262 shares of restricted stock and 1,108,738 time based stock options. These securities were issued under the Company’s equity incentive plan without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder.

During the fiscal year ended September 28, 2012, we granted to certain of our employees (i) 2,699,000 time-based stock options, (ii) 2,699,000 performance-based stock options, (iii) 920,000 installment stock purchase opportunities, (iv) 3,500,000 Seamless unit options, and (v) 34,480 deferred stock units. These securities were issued under the Company’s equity incentive plans without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder.

Debt Securities

On March 7, 2013, Aramark Services, Inc. issued $1,000,000,000 5.75% Senior Notes due 2020 at a price of 100.00% of their face value resulting in approximately $986.8 million of gross proceeds, which was used, together with its other funds, to fund cash tender offers for certain of our notes and to fund fees, expenses and premiums in connection with certain amendments to our senior credit agreement. The initial purchasers for these notes were Goldman, Sachs & Co., J.P. Morgan Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, Rabo Securities USA, Inc., PNC Capital Markets LLC, Santander Investment Securities Inc. and SMBC Nikko Capital Markets Limited.

Each of the above offerings of debt securities was offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act or to non-U.S. investors outside the United States in compliance with Regulation S of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) The registrant shall provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Aramark has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on December 2, 2014.

ARAMARK
By:	/s/ Joseph Munnelly
Name:	Joseph Munnelly
Title:	Senior Vice President, Controller and Chief Accounting Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Stephen R. Reynolds and Harold Dichter and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 2, 2014.

Signature	Capacity

/s/ Joseph Neubauer Joseph Neubauer	Chairman of the Board and Director

/s/ Eric J. Foss Eric J. Foss	Chief Executive Officer, President and Director

/s/ L. Frederick Sutherland L. Frederick Sutherland	Executive Vice President, Chief Financial Officer (Principal Financial Officer)

/s/ Joseph Munnelly Joseph Munnelly	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

/s/ Todd M. Abbrecht Todd M. Abbrecht	Director

/s/ Lawrence T. Babbio, Jr. Lawrence T. Babbio, Jr.	Director

/s/ David A. Barr David A. Barr	Director

Signature	Capacity

/s/ Leonard S. Coleman, Jr. Leonard S. Coleman, Jr.	Director

/s/ Daniel J. Heinrich Daniel J. Heinrich	Director

/s/ James E. Ksansnak James E. Ksansnak	Director

/s/ Sanjeev Mehra Sanjeev Mehra	Director

/s/ Stephen P. Murray Stephen P. Murray	Director

/s/ Stephen Sadove Stephen Sadove	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1**	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Aramark (incorporated by reference to Exhibit 3.1 to Aramark’s Current Report on Form 8-K filed with the SEC on December 16, 2013, pursuant to the Exchange Act (file number 001-36223)).

3.2	Certificate of Ownership and Merger (incorporated by reference to Exhibit 3.1 to Aramark’s Current Report on Form 8-K filed with the SEC on May 15, 2014, pursuant to the Exchange Act (file number 001-36223)).

3.3	Amended and Restated By-laws of Aramark (incorporated by reference to Exhibit 3.2 to Aramark’s Current Report on Form 8-K filed with the SEC on May 15, 2014, pursuant to the Exchange Act (file number 001-36223)).

4.1	Indenture, dated as of March 7, 2013, among Aramark Services, Inc., the guarantors named therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on March 7, 2013 pursuant to the Exchange Act (file number 001-04762)).

4.2	Registration Rights Agreement, dated as of March 7, 2013, among Aramark Services, Inc., the guarantors named therein, Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of the several initial purchasers (incorporated by reference to Exhibit 4.2 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on March 7, 2013 pursuant to the Exchange Act (file number 001-04762)).

4.3	First Supplemental Indenture, dated as of December 17, 2013, among ARAMARK Holdings Corporation and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.3 to Aramark’s Form S-4 filed with the SEC on December 17, 2013 (file number 333-192907)).

4.4	Second Supplemental Indenture, dated as of December 17, 2013, among the entities listed in Schedule I thereto and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.4 to Aramark’s Form S-4 filed with the SEC on December 17, 2013 (file number 333-192907)).

5.1*	Opinion of Simpson Thacher & Bartlett LLP.

10.1†	Employment Agreement dated November 2, 2004 between Aramark Services, Inc. and Joseph Neubauer (incorporated by reference to Exhibit 10.1 to Aramark Services, Inc.’s Current Report on Form 8-K/A filed with the SEC on November 8, 2004, pursuant to the Exchange Act (file number 001-04762)).

10.2†	Amendment, effective as of January 26, 2007, to the Employment Agreement dated November 2, 2004 between Aramark Services, Inc. and Joseph Neubauer (incorporated by reference to Exhibit 10.3 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on February 1, 2007, pursuant to the Exchange Act (file number 001-04762)).

10.3†	Amendment, effective as of November 15, 2007, to the Employment Agreement dated November 2, 2004 between Aramark Services, Inc. and Joseph Neubauer (incorporated by reference to Exhibit 10.1 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on November 16, 2007, pursuant to the Exchange Act (file number 001-04762)).

10.4†	Letter relating to Joseph Neubauer’s Employment Agreement dated November 14, 2008 (incorporated by reference to Exhibit 10.4 to Aramark Services, Inc.’s Annual Report on Form 10-K filed with the SEC on December 15, 2008, pursuant to the Exchange Act (file number 001-04762)).

Exhibit No.	Description

10.5†	Letter relating to Joseph Neubauer’s Employment Agreement dated May 7, 2012 (incorporated by reference to Exhibit 10.7 to Aramark Services, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.6†	Third Amendment dated as of November 14, 2012 to the Employment Agreement, dated as of November 2, 2004, as amended from time to time, between Aramark Services, Inc. and Joseph Neubauer (incorporated by reference to Exhibit 10.4 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on November 19, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.7†	Letter Agreement dated May 7, 2012 between Aramark Services, Inc. and Eric Foss (incorporated by reference to Exhibit 10.4 to Aramark Services, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.8†	Agreement Relating to Employment and Post-Employment Competition dated May 7, 2012 between Aramark Services, Inc. and Eric Foss (incorporated by reference to Exhibit 10.5 to Aramark Services, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.9†	Amendment, effective as of June 25, 2013, to the Letter Agreement dated May 7, 2012 between Aramark Services, Inc. and Eric Foss (incorporated by reference to Exhibit 10.6 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on June 26, 2013, pursuant to the Exchange Act (file number 001-04762)).

10.10†	Form of Agreement Relating to Employment and Post-Employment Competition and Schedule 1 listing each Executive Officer who is a party to such Agreement (incorporated by reference to Exhibit 10.1 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on July 19, 2007, pursuant to the Exchange Act (file number 001-04762)).

10.11†	Form of Amendment to Agreement Relating to Employment and Post-Employment Competition (incorporated by reference to Exhibit 10.8 to Aramark Services, Inc.’s Annual Report on Form 10-K filed with the SEC on December 15, 2008, pursuant to the Exchange Act (file number 001-04762)).

10.12†	Agreement Relating to Employment and Post-Employment Competition dated November 14, 2007 between Aramark Services, Inc. and Joseph Munnelly (incorporated by reference to Exhibit 10.2 to Aramark Services, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on February 6, 2008, pursuant to the Exchange Act (file number 001-04762)).

10.13†	Agreement Relating to Employment and Post-Employment Competition dated November 8, 2004 between Aramark Services, Inc. and Karen A. Wallace (incorporated by reference to Exhibit 10.21 to Aramark Services, Inc.’s Annual Report on Form 10-K filed with the SEC on December 20, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.14†	Offer Letter dated July 20, 2012 between Aramark Services, Inc. and Stephen R. Reynolds (incorporated by reference to Exhibit 10.12 to Aramark Services, Inc.’s Annual Report on Form 10-K filed with the SEC on December 20, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.15†	Agreement Relating to Employment and Post-Employment Competition dated December 6, 2012 between Aramark Services, Inc. and Stephen R. Reynolds (incorporated by reference to Exhibit 10.13 to Aramark Services, Inc.’s Annual Report on Form 10-K filed with the SEC on December 20, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.16†	Agreement Relating to Employment and Post-Employment Competition dated July 1, 2013 between Aramark Services, Inc. and Christina Takoudes Morrison (incorporated by reference to Exhibit 10.1 to Aramark Services, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2013, pursuant to the Exchange Act (file number 001-04762)).

Exhibit No.	Description

10.17†	Form of Indemnification Agreement and attached schedule (incorporated by reference to Exhibit 10.4 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on August 10, 2005, pursuant to the Exchange Act (file number 001-04762)).

10.18†	Indemnification Agreement dated May 7, 2012 between Eric Foss and Aramark Services, Inc. (incorporated by reference to Exhibit 10.6 to Aramark Services, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.19†	Indemnification Agreement dated December 15, 2011 between Joseph Munnelly and Aramark Services, Inc. (incorporated by reference to Exhibit 10.13 to Aramark Services, Inc.’s Annual Report on Form 10-K filed with the SEC on December 15, 2011, pursuant to the Exchange Act (file number 001-04762)).

10.20†	Indemnification Agreement dated December 12, 2012 between Karen A. Wallace and Aramark Services, Inc. (incorporated by reference to Exhibit 10.21 to Aramark Services, Inc.’s Annual Report on Form 10-K filed with the SEC on December 20, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.21†	Indemnification Agreement dated December 12, 2012 between Stephen R. Reynolds and Aramark Services, Inc. (incorporated by reference to Exhibit 10.22 to Aramark Services, Inc.’s Annual Report on Form 10-K filed with the SEC on December 20, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.22†	Indemnification Agreement dated February 4, 2014 between Daniel J. Heinrich and Aramark (incorporated by reference to Exhibit 10.1 to Aramark’s Quarterly Report on Form 10-Q filed with the SEC on February 5, 2014, pursuant to the Exchange Act (file number 001-36223)).

10.23†	Indemnification Agreement dated February 4, 2014 between Stephen Sadove and Aramark (incorporated by reference to Exhibit 10.2 to Aramark’s Quarterly Report on Form 10-Q filed with the SEC on February 5, 2014, pursuant to the Exchange Act (file number 001-36223)).

10.24†	Indemnification Agreement dated February 4, 2014 between Christina Morrison and Aramark (incorporated by reference to Exhibit 10.3 to Aramark’s Quarterly Report on Form 10-Q filed with the SEC on February 5, 2014, pursuant to the Exchange Act (file number 001-36223)).

10.25†	Form of Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 to Aramark’s Quarterly Report on Form 10-Q filed with the SEC on February 5, 2014, pursuant to the Exchange Act (file number 001-36223)).

10.26†	Form of Performance Stock Unit Award Agreement (Revised) (incorporated by reference to Exhibit 10.26 to Aramark’s Annual Report on Form 10-K filed with the SEC on December 2, 2014, pursuant to the Exchange Act (file number 001-36223)).

10.27†	Fifth Amended and Restated Aramark 2007 Management Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013 (file number 333-191057)).

10.28†	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.5 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on February 1, 2007, pursuant to the Exchange Act (file number 001-04762)).

10.29†	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Aramark Services, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007, pursuant to the Exchange Act (file number 001-04762)).

10.30†	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on November 16, 2007, pursuant to the Exchange Act (file number 001-04762)).

Exhibit No.	Description

10.31†	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on March 1, 2010, pursuant to the Exchange Act (file number 001-04762)).

10.32†	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on June 22, 2011, pursuant to the Exchange Act (file number 001-04762)).

10.33†	Amendment to Outstanding Non-Qualified Stock Option Agreements dated March 1, 2010 (incorporated by reference to Exhibit 10.1 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on March 1, 2010, pursuant to the Exchange Act (file number 001-04762)).

10.34†	Form of Amendment to Outstanding Non-Qualified Stock Option Agreements (incorporated by reference to Exhibit 10.4 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on June 22, 2011, pursuant to the Exchange Act (file number 001-04762)).

10.35†	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Aramark Services, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.36†	Form of Non-Qualified Installment Stock Purchase Opportunity Agreement (incorporated by reference to Exhibit 10.2 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on June 22, 2011, pursuant to the Exchange Act (file number 001-04762)).

10.37†	Form of Non-Qualified Installment Stock Purchase Opportunity Agreement (incorporated by reference to Exhibit 10.3 to Aramark Services, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.38†	Form of Non-Qualified Installment Stock Purchase Opportunity Agreement (incorporated by reference to Exhibit 10.3 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on November 19, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.39†	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on June 26, 2013, pursuant to the Exchange Act (file number 001-04762)).

10.40†	Form of Time-Based Restricted Stock Unit Award Agreement with Aramark (incorporated by reference to Exhibit 10.3 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on June 26, 2013, pursuant to the Exchange Act (file number 00104762)).

10.41†	Form of Restricted Stock Award Agreement with Aramark (incorporated by reference to Exhibit 10.4 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on June 26, 2013, pursuant to the Exchange Act (file number 001-04762)).

10.42†	Form of Replacement Stock Option Award Agreement with Aramark (incorporated by reference to Exhibit 10.5 to Aramark Services, Inc.’s Current Report on Form 8K filed with the SEC on June 26, 2013, pursuant to the Exchange Act (file number 001-04762)).

10.43†	Schedule 1s to Outstanding Non-Qualified Stock Option Agreements (incorporated by reference to Exhibit 10.18 to Aramark Services, Inc.’s Annual Report on Form 10-K filed with the SEC on December 15, 2009, pursuant to the Exchange Act (file number 001-04762)).

10.44†	Schedules 1 to Outstanding Non-Qualified Stock Option Agreements (incorporated by reference to Exhibit 10.2 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on March 1, 2010, pursuant to the Exchange Act (file number 001-04762)).

10.45†	New Schedule 1 to Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on November 18, 2011, pursuant to the Exchange Act (file number 001-04762)).

Exhibit No.	Description

10.46†	Revised Schedule 1s to outstanding Non-Qualified Stock Option Agreements (incorporated by reference to Exhibit 10.3 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on November 18, 2011, pursuant to the Exchange Act (file number 001-04762)).

10.47†	New Schedule 1 to Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.1 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on November 19, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.48†	Revised Schedule 1s to outstanding Non-Qualified Stock Option Agreements (incorporated by reference to Exhibit 10.2 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on November 19, 2012, pursuant to the Exchange Act (file number 001-04762)).

10.49†	Amended and Restated Aramark 2001 Stock Unit Retirement Plan (incorporated by reference to Exhibit 10.22 to Aramark Services, Inc.’s Annual Report on Form 10-K filed with the SEC on December 19, 2003, pursuant to the Exchange Act (file number 001-04762)).

10.50†	Second Amended and Restated Aramark Savings Incentive Retirement Plan (incorporated by reference to Exhibit 10.45 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013 (file number 333-191057)).

10.51†	Form of Deferred Stock Unit Award Agreement under the Fifth Amended and Restated Aramark 2007 Management Stock Incentive Plan. (incorporated by reference to Exhibit 10.46 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013, pursuant to the Exchange Act (file number 333-191057)).

10.52†	Aramark 2001 Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Aramark Services, Inc.’s Registration Statement on Form S-8 filed with the SEC on May 24, 2002 (file number 333-89120)).

10.53†	Second Amended and Restated Aramark 2005 Deferred Compensation Plan (incorporated by reference to Exhibit 10.48 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013 (file number 333-191057)).

10.54†	Amended and Restated Aramark Senior Executive Performance Bonus Plan (incorporated by reference to Exhibit 10.49 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013 (file number 333-191057)).

10.55†	Amended and Restated Executive Leadership Council Management Incentive Bonus Plan (2014) (incorporated by reference to Exhibit 10.50 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013 (file number 333-191057)).

10.56†	Aramark Hardship Stock Repurchase Policy (incorporated by reference to Exhibit 10.35 to Aramark Services, Inc.’s Annual Report on Form 10-K filed with the SEC on December 15, 2011, pursuant to the Exchange Act (file number 001-04762)).

10.57†	Limited Liquidity Program (incorporated by reference to Exhibit 10.36 to Aramark Services, Inc.’s Annual Report on Form 10-K filed with the SEC on December 15, 2011, pursuant to the Exchange Act (file number 001-04762)).

10.58†	Amended Survivor Income Protection Plan (incorporated by reference to Exhibit 10.5 to Aramark Services, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2007, pursuant to the Exchange Act (file number 001-04762)).

10.59	Amended and Restated Stockholders Agreement, dated as of December 10, 2013, among Aramark and the other parties thereto (incorporated by reference to Exhibit 10.1 to Aramark’s Current Report on Form 8-K filed with the SEC on December 16, 2013, pursuant to the Exchange Act (file number 001-36223)).

Exhibit No.	Description

10.60	Amended and Restated Registration Rights and Coordination Committee Agreement, dated as of December 10, 2013, among Aramark and the other parties thereto (incorporated by reference to Exhibit 10.2 to Aramark’s Current Report on Form 8-K filed with the SEC on December 16, 2013, pursuant to the Exchange Act (file number 001-36223)).

10.61	U.S. Pledge and Security Agreement, dated as of January 26, 2007, among ARAMARK Intermediate Holdco Corporation, RMK Acquisition Corporation, Aramark Services, Inc., the Subsidiary Parties from time to time party thereto and Citibank, N.A., as collateral agent (incorporated by reference to Exhibit 10.2 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on February 1, 2007, pursuant to the Exchange Act (file number 001-04762)).

10.62	Amendment Agreement, dated as of February 24, 2014 (the “2014 Amendment Agreement”), to the Credit Agreement, dated as of January 26, 2007, as amended and restated as of March 26, 2010, as further amended and supplemented prior to the date of the Amendment Agreement by and among Aramark Services, Inc., ARAMARK Canada Ltd., ARAMARK Investments Limited, ARAMARK Ireland Holdings Limited, ARAMARK Holdings GMBH & Co. KG, ARAMARK GMBH, ARAMARK Intermediate Holdco Corporation, the Guarantors (as defined therein) party thereto, the Lenders (as defined therein) and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, issuing bank and as LC facility issuing bank and the other parties thereto from time to time (incorporated by reference to Exhibit 10.67 to Aramark’s Form S-1/A filed with the SEC on February 26, 2014 (file number 333-194077)).

10.63	Amendment Agreement No. 1, dated as of March 28, 2014, to the Amendment Agreement, dated as of February 24, 2014, to the Credit Agreement, dated as of January 26, 2007, as amended and restated as of March 26, 2010, as further amended and supplemented prior to the date of the Amendment Agreement by and among Aramark Services, Inc., ARAMARK Canada Ltd., ARAMARK Investments Limited, ARAMARK Ireland Holdings Limited, ARAMARK Holdings GMBH & Co. KG, ARAMARK GMBH, ARAMARK Intermediate Holdco Corporation, the Guarantors (as defined therein) party thereto, the Lenders (as defined therein) and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, issuing bank and as LC facility issuing bank and the other parties thereto from time to time (incorporated by reference to Exhibit 10.1 to Aramark’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2014, pursuant to the Exchange Act (file number 001-36223))

10.64	Assumption Agreement, dated as of March 30, 2007, relating to the Credit Agreement dated as of January 26, 2007 among Aramark Services, Inc., the other Borrowers and Loan Guarantors party thereto, the Lenders party thereto, Citibank, N.A., as administrative agent and collateral agent for the Lenders, and the other parties thereto from time to time (incorporated by reference to Exhibit 99.2 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on April 5, 2007, pursuant to the Exchange Act (file number 001-04762)).

10.65	Joinder Agreement, dated as of December 17, 2013, between each New Subsidiary listed on Schedule I thereto and JPMorgan Chase Bank, N.A., as agent (incorporated by reference to Exhibit 10.64 to Aramark’s Form S-4 filed with the SEC on December 17, 2013 (file number 333-192907)).

10.66	Amended and Restated Master Distribution Agreement effective as of March 5, 2011 between SYSCO Corporation and ARAMARK Food and Support Services Group, Inc. (incorporated by reference to Exhibit 10.1 to Aramark Services, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2011, pursuant to the Exchange Act (file number 001-04762)) (portions omitted pursuant to a grant of confidential treatment).

10.67	Amendment Agreement dated February 26, 2014 to the Master Distribution Agreement dated as of November 25, 2006, between SYSCO Corporation and ARAMARK Food and Support Services Group, Inc., as amended and restated effective as of March 5, 2011 (incorporated by reference to Exhibit 10.71 to Aramark’s Form S-1/A filed with the SEC on February 26, 2014 (file number 333-194077)) (portions omitted pursuant to a grant of confidential treatment).

Exhibit No.	Description

10.68	Share Purchase Agreement among Veris plc, ARAMARK Ireland Holdings Limited, ARAMARK Investments Limited and Aramark Services, Inc. dated October 2009 (incorporated by reference to Exhibit 10.1 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on November 4, 2009, pursuant to the Exchange Act (file number 001-04762)).

10.69	Agreement and Plan of Merger by and among MPBP Holdings, Inc., ARAMARK Clinical Technology Services, LLC, RMK Titan Acquisition Corporation, Aramark Services, Inc. and the stockholders of MPBP Holdings, Inc. party thereto dated March 18, 2011 (incorporated by reference to Exhibit 10.1 to Aramark Services, Inc.’s Current Report on Form 8-K filed with the SEC on March 24, 2011, pursuant to the Exchange Act (file number 001-04762)).

10.70†	Aramark 2005 Deferred Compensation Plan for Directors (incorporated by reference to Exhibit 10.67 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013 (file number 333-191057)).

10.71†	Revised Schedule 1s to Outstanding Non-Qualified Stock Option Agreements (incorporated by reference to Exhibit 10.68 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013 (file number 333-191057)).

10.72†	Form of Amendment to Outstanding Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.69 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013 (file number 333-191057)).

10.73†	Aramark 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.70 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013 (file number 333-191057)).

10.74†	Form of Non-Qualified Stock Option Award under 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.71 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013, (file number 333-191057)).

10.75†	Form of Restricted Stock Unit Award under 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.72 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013, (file number 333-191057)).

10.76†	Form of Deferred Stock Unit Award under 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.73 to Aramark’s Form S-1/A filed with the SEC on November 19, 2013 (file number 333-191057)).

10.77†	Form of Deferred Stock Unit Award Agreement under the Aramark 2013 Stock Incentive Plan (Revised) (incorporated by reference to Exhibit 10.77 to Aramark’s Annual Report on Form 10-K filed with the SEC on December 2, 2014, pursuant to the Exchange Act (file number 001-36223)).

21.1	List of subsidiaries of Aramark (incorporated by reference to Exhibit 21 to Aramark’s Annual Report on Form 10-K filed with the SEC on December 2, 2014, pursuant to the Exchange Act (file number 001-36223)).

23.1*	Consent of Independent Registered Public Accounting Firm—KPMG LLP.

23.2*	Consent of Independent Auditors—Deloitte Touche Tohmatsu LLC.

Exhibit No.	Description

23.3	Consent of Simpson Thacher & Bartlett LLP (included in exhibit 5.1).

23.4*	Consent of Irene Esteves.

24.1	Power of Attorney (included on signature page hereto).

*	Filed herewith.
**	To be filed by amendment.
†	Identifies exhibits that consist of a management contract or compensatory plan or arrangement.